Exhibit 99.2

EXECUTION VERSION

21 APRIL 2018

CYAN BLUE JERSEYCO LIMITED

SKY UK LIMITED

THE INDIVIDUAL SELLERS

CYAN BLUE MANCO LIMITED

STARS GROUP HOLDINGS (UK) LIMITED

STARS GROUP HOLDINGS B.V.

STARS GROUP HOLDINGS COÖPERATIEVE U.A.

THE STARS GROUP INC.

SALE AND PURCHASE DEED

relating to the purchase of the entire issued ordinary

share capital, and the redemption of all preference shares

and loan notes, of Cyan Blue Topco Limited

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33.	Amendments	44

34.	Invalidity	44

35.	Third Party Enforcement Rights	44

36.	Non-Recourse	45

37.	Governing Law and Jurisdiction	45

Schedule 1 Shares and Loan Notes		47

Schedule 2 Purchaser Parties Loan Notes and Stock Component		51

Schedule 3 Individual Sellers’ Accounts		52

Schedule 4 Sellers’ Pre-Closing Conduct		53

Schedule 5 Conditions and Approvals		59

Part A Anti-trust Approvals		59

Part B Purchaser Gambling Authorities Conditions		62

Part C Target Company Gambling Authority Condition		64

Part D The Gambling Authorities Conditions		65

Part E General		66

Schedule 6 Closing Statement		67

Schedule 7 Closing Arrangements		70

Part A Sellers’ Obligations		70

Part B Purchaser Parties’ Obligations		73

Part C Issue of Loan Notes and Issuer Common Shares		75

Part D General		77

Schedule 8 Leakage		78

Schedule 9 Permitted Leakage		79

Schedule 10 Purchaser Parties Warranties		80

Part A Purchaser, SGH BV and SGH UA Warranties		80

Part B Issuer Warranties		81

Schedule 11 Definitions and Interpretation		86

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THIS DEED is made on 21 April 2018

BETWEEN:

(1)	CYAN BLUE JERSEYCO LIMITED, a private limited liability company incorporated under the laws of Jersey (registered number 116296), whose registered office is at 1 Waverley Place, Union Street, St Helier, JE1 1SG, Jersey (Jerseyco);

(2)	SKY UK LIMITED, a private limited liability company incorporated under the laws of England (registered number 02906991), whose registered office is at Grant Way, Isleworth, Middlesex, TW7 5QD, United Kingdom (Sky);

(3)	THE PERSONS whose names and addresses are set out in column 1 of Part C of the Share and Loan Note Schedule (the Individual Sellers);

(4)	CYAN BLUE MANCO LIMITED, a private limited company incorporated under the laws of Jersey (registered number 117976), whose registered office is 1 Waverley Place, Union Street, St Helier, JE1 1SG, Jersey (Manco);

(5)	STARS GROUP HOLDINGS (UK) LIMITED, a company incorporated under the laws of England and Wales with company number 11316497 and having its registered office at 10th Floor, The Met Building, 22 Percy Street, London, W1T 2BU, United Kingdom (the Purchaser);

(6)	STARS GROUP HOLDINGS B.V., a private limited company organized and existing under the laws of the Netherlands with number 60755814 and having its registered office at Martinus Nijhofflaan 2, 2624ES Delft, The Netherlands (SGH BV);

(7)	STARS GROUP HOLDINGS COÖPERATIEVE U.A., a cooperative organized and existing under the laws of the Netherlands with number 60754680 and having its registered office at Martinus Nijhofflaan 2, 2624ES Delft, The Netherlands (the SGH UA); and

(8)	THE STARS GROUP INC., a corporation continued under the laws of the Province of Ontario with corporation number 1973390 and having its registered office at Royal Bank Plaza, South Tower, Suite 3205, 200 Bay Street, Toronto, Ontario M5J 2J3, Canada (the Issuer),

(each, a party, and together, the parties).

Words and expressions used in this Deed shall be interpreted in accordance with Schedule 11 (Definitions and Interpretation).

IT IS AGREED:

1.	Sale and Purchase; Redemption

1.1	Upon and with effect from Closing:

(a)	Jerseyco shall sell, and the Purchaser shall purchase, those A1 Ordinary Shares set out opposite Jerseyco’s name in column 2 of Part A of the Share and Loan Note Schedule;

(b)	Sky shall sell, and the Purchaser shall purchase, those A2 Ordinary Shares and CV Shares set out opposite Sky’s name in columns 2 and 4, respectively, of Part B of the Share and Loan Note Schedule;

(c)	each of the Individual Sellers shall sell, and the Purchaser shall purchase, those B Ordinary Shares and C Ordinary Shares set out opposite that Individual Seller’s name in columns 2 and 3, respectively, of Part C of the Share and Loan Note Schedule; and

(d)	Manco shall sell, and the Purchaser shall purchase, those B Ordinary Shares, and C Ordinary Shares and, if relevant, Deferred Ordinary Shares and Deferred Preference Shares set out opposite Manco’s name in columns 2, 3, 6 and 7, respectively, of Part D of the Share and Loan Note Schedule, in each case, free from all Third Party Rights, with full title guarantee and with all relevant rights then attaching to the Sale Shares including, as applicable, the right to receive all distributions and dividends declared, paid or made after Closing.

1.2	Upon and with effect from Closing, the Purchaser shall procure that:

(a)	the Loan Notes set out opposite Jerseyco’s name in column 4 of Part A of the Share and Loan Note Schedule;

(b)	the Loan Notes set out opposite Sky’s name in column 5 of Part B of the Share and Loan Note Schedule; and

(c)	the Preference Shares set out opposite Manco’s name in column 5 of Part D of the Share and Loan Note Schedule,

shall be redeemed by the Company, in each case in accordance with their terms.

1.3	The sale and purchase of the Sale Shares, and the redemption of the Redemption Instruments, shall be on the terms and conditions set out in this Deed.

1.4	Each of the Sellers hereby:

(a)	waives, or agrees to procure the waiver of, in respect of the Proposed Transaction only, any right or restriction over its Sale Shares and/or its Redemption Instruments (including any rights of pre-emption, tag-along rights and any other restrictions on transfer or redemption over or in respect of its Sale Shares and/or its Redemption Instruments) which may have been conferred on it under the Shareholders’ Deed, the Articles, the Loan Note Instrument, or otherwise and which relate to the entry into of this Deed and the steps to be taken to implement (and the implementation of) Closing;

(b)	waives, or agrees to procure the waiver of, with effect from Closing, any right or restriction over its Sale Shares and/or its Redemption Instruments (including all rights of pre-emption, tag-along rights and any other restrictions on transfer or redemption over or in respect of its Sale Shares and/or its Redemption Instruments) which may have been conferred on it under the Shareholders’ Deed, the Articles, the Loan Note Instrument or otherwise;

(c)	waives, or agrees to procure the waiver of, with effect from Closing, any right and/or claim (current or future, actual or contingent) (if any) it may have under or in connection with the Shareholders’ Deed, the Articles and/or the Loan Note Instrument against the Company or any other Target Company (excluding, in the case of each of the Individual Sellers, any claim (current or future, actual or contingent) under, or in connection with, such Individual Seller’s directorship, service and/or employment agreements and/or employment arrangements (as applicable) with any Target Company provided that the terms of such arrangements have been disclosed to the Purchaser before the date of this Deed in the Data Room); and

(d)	acknowledges that the Proposed Transaction constitutes an “Exit”, for the purposes of the Articles and the Loan Note Instrument and, therefore, that the redemption of the Preference Shares and the Loan Notes contemplated by this Deed shall take place in accordance with the terms of the Articles and the Loan Note Instrument, respectively.

1.5	Each of the Individual Sellers hereby agrees that:

(a)	he shall only be entitled to see and/or receive a copy of the information set out in the Share and Loan Note Schedule and/or Purchaser Parties Loan Notes and Stock Component Schedule and/or the Closing Statement to the extent such information relates to him; and

(b)	if he ceases to be a holder of the legal and beneficial interest in any Sale Share prior to Closing by reason of the arrangements described in clause 4.4, then such Individual Seller shall no longer be a party to this Deed in his capacity as an Individual Seller.

2.	Consideration

2.1	The consideration payable by the Purchaser for the sale and purchase of the Non-

Deferred Shares shall be satisfied by:

(a)	the issue to the Sellers of the Aggregate Issuer Common Shares (and to each Seller that Seller’s Stock Component); and

(b)	the payment to the Sellers of an amount in cash equal to:

(i)	the Closing Cash Amount;

(ii)	less the Deferred Share Amount;

(the Total Non-Deferred Share Cash Amount).

2.2	The consideration for the sale and purchase of the Ordinary Shares shall be the issue to the Sellers of the Aggregate Issuer Common Shares plus the payment of the Total Non-Deferred Share Cash Amount less the CV Share Amount.

2.3	The consideration payable by the Purchaser for the sale and purchase of the CV Shares shall be an amount in cash equal to the CV Share Amount.

2.4	The consideration payable by the Purchaser for the sale and purchase of the Deferred Shares shall be an amount in cash equal to the Deferred Share Amount.

2.5	The redemption amount payable in respect of the redemption of:

(a)	the Loan Notes shall be the Loan Note Redemption Amount; and

(b)	the Preference Shares shall be the Preference Share Redemption Amount,

(together,	the Redemption Amount).

2.6	The Total Consideration shall be attributable amongst the Sellers as follows:

(a)	the consideration payable to each Seller in respect of the purchase of the Ordinary Shares held by it shall be:

(i)	that Seller’s Ordinary Share Cash Amount;

(ii)	plus that Seller’s Stock Component;

(b)	the consideration payable to Sky in respect of the purchase of the CV Shares shall be the CV Share Amount;

(c)	the consideration payable to Manco in respect of the purchase of the Deferred Shares shall be the Deferred Share Amount;

(d)	the redemption amount receivable by Jerseyco and Sky in respect of the redemption of the Loan Notes shall be the Loan Note Redemption Amount (in their respective Redemption Component); and

(e)	the redemption amount receivable by Manco in respect of the redemption of the Preference Shares shall be the Preference Share Redemption Amount,

in each case as such amounts are set out in the Closing Statement (and with the aggregate of the amounts described in clauses (a) to (e) above being equal to the Total Consideration).

2.7	The Total Consideration shall be satisfied at Closing in accordance with paragraph 1(b) of Part B of Schedule 7 (Closing Arrangements), as such amounts are set out in the Closing Statement.

2.8	Sky agrees that the receipt by it of the CV Share Amount from the Purchaser shall constitute full satisfaction of Sky’s rights in respect of the CV Shares under the Articles.

2.9	Against payment to each of Jerseyco, Sky and Manco of their respective Redemption Components by the Company pursuant to, and in accordance with, paragraph 1(b) of Part B of Schedule 7 (Closing Arrangements):

(a)	each of Jerseyco and Sky agree that such payment shall constitute full satisfaction of the redemption by the Company of the Loan Notes in accordance with conditions 4 and 5 of the Loan Note Instrument; and

(b)	Manco agrees that such payment shall constitute full satisfaction of the redemption by the Company of the Preference Shares in accordance with article 4 of the Articles.

2.10	Any payment made in satisfaction of a liability arising under a Seller Obligation or a Purchaser Obligation shall adjust the price paid for the relevant Sale Shares (as applicable).

2.11	The parties agree to adopt the allocation of the Total Consideration as described in this clause 2 (and the components thereof) for all Tax reporting purposes, to the extent legally permissible.

3.	Conditions to Closing

3.1	Closing shall be conditional upon the following conditions (the Conditions) being satisfied in accordance with this Deed:

(a)	the Purchaser having received either a conditional or unconditional approval from the Republic of Ireland’s Competition and Consumer Protection Commission under Part 3 of the Competition Act 2002 (as amended) in respect of the Proposed Transaction or the period referred to in section 19(1)(c) or 19(1)(d) of the Competition Act 2002 (as amended) as applicable having elapsed without the Competition and Consumer Protection Commission having made a determination under Part 3 of the Competition Act 2002 (as amended);

(b)	the Purchaser having received or being deemed to have received either conditional or unconditional declaration of lawfulness by the Director General of the Republic of Malta’s Office for Competition, under the Competition Act and the Control of Concentrations Regulations in respect of the Proposed Transaction;

(c)	receipt of the approvals, consents, positive determinations or clearances as required from the relevant Gambling Authorities in respect of the Purchaser Gambling Authorities Conditions;

(d)	receipt of the approvals, consents, positive determinations or clearances as required from the Malta Gaming Authority in respect of the Target Gambling Authority Condition;

(e)	the Aggregate Issuer Common Shares issuable pursuant to this Deed shall, subject to customary conditions, have been approved for listing on the TSX;

(f)	NASDAQ not having raised any objections to the listing of the Aggregate Issuer Common Shares pursuant to this Deed; and

(g)	no law, regulation, policy, judgment, decision, order, ruling or directive having been enacted, promulgated, amended or applied by any Governmental Entity and taken effect prior to Closing which in each case has the force of law and has the effect of making the consummation of the Proposed Transaction at Closing illegal (any matter in this clause 3.1(g) being a Lawfulness Event and this Condition being the Lawfulness Condition).

3.2	The preparation, drafting and submission of all filings and documents relating to the Conditions and the UK CMA Approval, and the conduct between the parties in respect of the satisfaction of the Conditions and obtaining the UK CMA Approval, shall be carried out in accordance with Schedule 5 (Conditions and Approvals).

3.3	Each of the Purchaser, the Issuer and Jerseyco shall notify each other and Sky in writing within one Business Day upon becoming aware that:

(a)	circumstances have arisen that could result in a Condition not being satisfied or the UK CMA Approval not being received, together with such details of the relevant circumstances as are in the Purchaser’s (on the one hand), or Jerseyco’s (on the other) possession at the relevant time; and

(b)	any of the Conditions has been fulfilled or the UK CMA Approval has been received,

and the first Business Day on or by which: (i) all of the Conditions are fulfilled; and (ii) the Lawfulness Condition continues to be fulfilled shall be the Unconditional Date.

3.4	If:

(a)	Closing has not occurred on or before 24 February 2020, or such later date as may be agreed in writing between the Principal Sellers and the Purchaser (the Longstop Date); or

(b)	a Lawfulness Event occurs prior to the Longstop Date and is continuing immediately prior to the Longstop Date, Closing shall not occur,

and, in each case, all of the provisions of this Deed (save for the Surviving Provisions) shall lapse and cease to have effect (provided that neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of damages for non-performance of any obligation falling due for performance prior to such lapse and cessation) and this Deed shall automatically terminate.

4.	Pre-Closing Seller Undertakings

4.1	The provisions of Schedule 4 (Sellers’ Pre-Closing Conduct) shall apply from the date of this Deed until Closing, provided nothing in this Deed shall prevent any amendments being made to the Shareholders’ Deed or the Articles before Closing to the extent such amendments relate to the holding of Ordinary Shares and/or Deferred Shares by Manco in connection with the distribution by Manco of its portion of the Total Consideration to its shareholders.

4.2	By no later than four Business Days prior to the Closing Date, a statement in substantially the form set out in Schedule 6 (Closing Statement) (the Closing Statement), which shall have been prepared by Jerseyco in consultation with Sky, the Manco & Individual Sellers’ Representative and the Purchaser, in each case acting in good faith, shall be delivered by Jerseyco to the Purchaser, setting out, in each case as at the Closing Date:

(a)	the Outstanding Debt (supported, other than in respect of the Hedging Range, by a statement prepared by the Administrative Agent setting out the Outstanding Debt together with currency, payee and account details);

(b)	the aggregate of the Sellers’ Transaction Costs and the amount and, to the extent not already paid, the allocation of the Sellers’ Transaction Costs payable to the relevant service provider (together with currency, payee and account details);

(c)	the Closing Cash Amount;

(d)	the Deferred Share Amount;

(e)	the Total Non-Deferred Share Cash Amount;

(f)	each Seller’s Ordinary Share Cash Amount;

(g)	the CV Share Amount;

(h)	the Loan Note Redemption Amount;

(i)	the Preference Share Redemption Amount;

(j)	each Seller’s Redemption Component;

(k)	any Seller Agreed Leakage Amount; and

(l)	each Seller’s Stock Component.

4.3	Following delivery of the Closing Statement (or, if clause 4.7 applies, delivery of a revised Closing Statement) in accordance with clause 4.2 by Jerseyco, such Closing Statement shall not be subject to any amendment save as is necessary in order to correct a manifest error.

4.4	By no later than four Business Days prior to the Closing Date, a schedule in substantially the same form as the Share and Loan Note Schedule (the Revised Share and Loan Note Schedule), and/or a schedule in substantially the same form as the Purchaser Parties Loan Notes and Stock Component Schedule (the Revised Purchaser Parties Loan Notes and Stock Component Schedule), each of which shall have been prepared by Jerseyco in consultation with Sky, the Manco & Individual Sellers’ Representative and the Purchaser, in each case acting in good faith, shall be delivered by Jerseyco to the Purchaser stating in each case as at the Closing Date:

(a)	the number of Sale Shares, Preference Shares and/or Loan Notes which are legally and beneficially held by or on behalf of each Seller following any: (i) transfer of Ordinary Shares and/or Preference Shares between any of the Sellers; and/or (ii) conversion of any Ordinary Shares and/or Preference Shares into Deferred Ordinary Shares and/or Deferred Preference Shares, in either case between the date of this Deed and Closing;

(b)	the Ordinary Percentage of each Seller;

(c)	the Purchaser Loan Notes, SGH BV Loan Notes, SGH UA Loan Notes and Stock Component to be issued to each Seller on Closing; and

(d)	each Seller’s Stock Component Value,

it being agreed that delivery of the Revised Share and Loan Note Schedule and/or Revised Purchaser Parties Loan Notes and Stock Component Schedule shall, in no circumstances, result in a change (whether upwards or downwards) to the Total Consideration payable by the Purchaser.

4.5	Following delivery of a Revised Share and Loan Note Schedule and/or Revised Purchaser Parties Loan Notes and Stock Component Schedule (or, if clause 4.7 applies, delivery of an updated Revised Share and Loan Note Schedule and/or updated Revised Purchaser Parties Loan Notes and Stock Component Schedule) in accordance with clause 4.4 by Jerseyco, such Revised Share and Loan Note Schedule and/or Revised Purchaser Parties Loan Notes and Stock Component Schedule shall not be subject to any amendment, save as is necessary in order to correct a manifest error.

4.6	The Sellers shall:

(a)	procure that Cyan Bidco Limited shall serve or shall have served the CB Core Share Transfer Documents on the remaining minority shareholders of Cyan Blue Core Limited no later than six Business Days prior to the Closing Date;

(b)	procure that Cyan Bidco Limited shall pay or shall have paid the B/C Amount (as such term is defined in the articles of association of Cyan Blue Core Limited) to the remaining minority shareholders of Cyan Blue Core Limited in accordance with the articles of association of Cyan Blue Core Limited no later than the last Business Day before the Closing Date; and

(c)	to the extent fully executed copies of the CB Core Transfer Documents are received from relevant minority shareholders by Jerseyco no later than the last Business Day before the Closing Date, procure that the transfer of the remaining shares held by such minority shareholders of Cyan Blue Core Limited is registered by the directors of Cyan Blue Core Limited and that the register of members of Cyan Blue Core Limited is updated in respect of those minority shareholders who have provided fully executed copies of the CB Core Transfer Documents.

4.7	If Closing is deferred beyond the proposed date of Closing in accordance with the terms of this Deed and the Closing Statement and/or the Revised Share and Loan Note Schedule and/or Revised Purchaser Parties Loan Notes and Stock Component Schedule have been delivered to the Purchaser in accordance with clauses 4.2 and 4.4, respectively, Jerseyco shall deliver (or procure the delivery of) a revised Closing Statement and/or Revised Share and Loan Note Schedule and/or Revised Purchaser Parties Loan Notes and Stock Component Schedule (as required) to the Purchaser in accordance with clauses 4.2 and 4.4, respectively, and the previously submitted Closing Statement and/or Revised Share and Loan Note Schedule and/or Revised Purchaser Parties Loan Notes and Stock Component Schedule (as applicable) shall not apply.

4.8	By no later than 11.00 a.m. on the date that is three Business Days prior to the Closing Date, Jerseyco shall ensure that a repayment notice (signed by the Borrower Representative and addressed to the Administrative Agent and in a form which satisfies the requirements of the Facilities Agreement) in respect of the repayment of the Outstanding Debt (excluding the Hedging Range) (the Repayment Notice), shall be delivered by the Borrower Representative to the Administrative Agent (with a copy to the Purchaser).

4.9	By no later than 10 Business Days following the date of this Deed Jerseyco shall provide the Institutional Investor Certification Form to the NJDGE (the New Jersey Application).

4.10	In the period between the date of this Deed and Closing, Jerseyco and each Individual Seller shall procure, so far as it is reasonably and lawfully able to do so and subject to applicable law and regulation, that each Target Company shall allow the Purchaser and any person authorised to act on behalf of the Purchaser:

(a)	reasonable access to, and to take copies of, the books and records of each Target Company; and

(b)	reasonable access to the directors and senior employees of the Target Companies (who shall be instructed to give such information, assistance and explanations as the Purchaser or any person authorised to act on behalf of the Purchaser may reasonably request), in each case, upon reasonable written notice to Jerseyco (which shall not be less than three Business Days) and to the extent reasonably required to: (i) facilitate Closing;

(ii) facilitate the integration of the Target Companies and the Purchaser Group following Closing; and (iii) assess and understand the HMRC Enquiry or other non-routine correspondence (which is reasonably likely to relate to a Tax liability which is material in the context of the business of any Target Company) received from any Tax Authority, provided that this clause 4.10 shall not permit the Purchaser or persons authorised to act on its behalf any right to give instructions to, or otherwise interfere with, the management and conduct of any Target Company and is subject to the legal and regulatory obligations of the Target Companies.

4.11	So far as it is reasonably and lawfully able to do so and subject to applicable law and regulation, in the period between the date of this Deed and Closing, each Individual Seller shall procure that each Target Company shall, and Jerseyco, in its capacity as a shareholder of the Company, shall direct the Target Companies to, use reasonable efforts, at the sole expense of the Purchaser, to cooperate with the Purchaser to:

(a)	prepare to relocate or terminate the employment of all employees of the Target Companies located in Germany and terminate the lease and all other agreements and arrangements relating to the premises of the Target Companies located in Germany, including by facilitating discussions and engaging with, and taking preparatory steps with respect to, the relevant employee(s), landlord(s) and other parties;

(b)	obtain any consent or approval required under any agreement entered into by any Target Company as such consent or approval is required in connection with the Proposed Transaction; and

(c)	prepare to surrender the British Columbia Licence and terminate the OpenBet Agreement, including by facilitating discussions with, and engaging with and taking preparatory steps with respect to, OpenBet and the relevant regulator, in each case with effect from no earlier than Closing, provided however that nothing in this clause 4.11 shall require such cooperation to the extent it would:

(d)	interfere unreasonably with the Business or operations of any of the Target Companies;

(e)	require any of the Target Companies to take any action that will conflict with or violate any Target Company’s organisational documents or any laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, this Deed or any material contract to which any Target Company is a party;

(f)	require any Target Company to authorise any corporate action of any Target Company prior to Closing or require any Target Company or any persons who are directors of any Target Company to pass resolutions or consents to approve or authorise any of the actions described in clauses 4.11(a) to (c) (inclusive) to take effect prior to Closing; or

(g)	require any Target Company to enter into definitive documentation or take any definitive steps in relation to any of the actions described in clauses 4.11(a) to (c) (inclusive) to take effect prior to Closing.

4.12	So far as it is reasonably able and to the extent that it is within its power to do so, each Individual Seller shall ensure that each of the Target Companies shall, and Jerseyco, in its capacity as a shareholder of the Company shall direct the Target Companies to, use its reasonable efforts to, at the sole expense of the Purchaser, cause the directors, officers, employees, advisers and representatives of the Target Companies to provide such assistance and cooperation in connection with the arrangement of the debt financing required in connection with the Proposed Transaction (the Replacement Financing) as may be reasonably requested by the Purchaser including, with reasonable notice and at reasonable times, locations and intervals, by using reasonable efforts for:

(a)	the participation of senior management in a reasonable number of meetings with rating agencies and with Replacement Financing Sources, drafting sessions, due diligence sessions and road shows, in each case, to the extent customarily required for financings of the type contemplated by the Replacement Financing;

(b)	preparing and furnishing the Purchaser and the Replacement Financing Sources with the financial information required by clause (e) of the second paragraph of Section 3 of the Original Financing Documents as in effect on the date of this Deed, and preparing and furnishing documents and materials regarding the Target Companies and the Business as may be reasonably requested by any Purchaser Party in connection with the preparation and filing of a business acquisition report pursuant to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators or in connection with the preparation and filing by the Issuer in Canada and the United States of a short form prospectus relating to the Replacement Financing;

(c)	providing due diligence materials and other information reasonably required by the arrangers, underwriters, initial purchasers or placement agents of securities of the Purchaser Group, or their respective legal advisers, in connection with any due diligence investigation of the Target Companies relating to the Replacement Financing, including such information as customary for a Rule 144A high yield offering or otherwise regarding the business and affairs of the Target Companies;

(d)	assisting any Purchaser Party and the Replacement Financing Sources with the preparation of customary materials for a bank information memorandum, prospectus, offering memorandum, or similar offering documents and customary rating agency presentations for the Replacement Financing to the extent related to the Target Companies (but excluding information customarily provided by the Replacement Financing Sources or their counsel or risk factors relating to all or any component of the Replacement Financing);

(e)	facilitating the pledging of collateral relating to the Funds and release of existing security, providing and signing customary documentation and certificates in connection with executing and consummating a Rule 144A high yield offering; and

(f)	requesting that the Group’s independent accountants provide, and using commercially reasonable efforts to cause them to provide, customary comfort letters (including “negative assurance” comfort), agreed procedures letters and consents for use of their reports, on customary terms and consistent with their customary practice in connection with the Replacement Financing, and on the basis of customary indemnities and undertakings given by the relevant Target Companies to the independent accountants, provided, however, that:

(g)	except with respect to information that is contained in: (i) a preliminary and/or final offering memorandum or a preliminary and/or final prospectus referred to in this clause 4.12; and (ii) subject to clause 20.3(f), any materials for rating agency presentations or “road shows”, any information provided to any person pursuant to this clause 4.12 shall be provided on a confidential basis and any information that the Sellers reasonably deem to be commercially sensitive shall be held pursuant to any other such further confidentiality obligations that the Sellers may reasonably require provided that no restriction shall be imposed by the Sellers on any disclosure made by any person in accordance with clause 20.3; and

(h)	nothing herein shall require such cooperation to the extent it would:

(i)	cause any Condition to fail to be satisfied by, or to continue to be satisfied on, the Closing Date;

(ii)	interfere unreasonably with the Business or operations of any of the Target Companies;

(iii)	require any of the Target Companies to take any action that will conflict with or violate any Target Company’s organisational documents or any laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, this Deed or any material contract to which any Target Company is a party;

(iv)	require any Target Company to authorise any corporate action of any Target Company prior to the Closing Date or require any Target Company or any persons who are directors of any Target Company to pass resolutions or consents to approve or authorise the execution of the Replacement Financing Documents;

(v)	require any Target Company to enter into definitive credit documentation in relation to any financing or purchase agreement for the Replacement Financing prior to the Closing Date (other than authorisation letters referred to above and without prejudice to the possibility of an escrow bond deal in accordance with the terms of the Original Financing Documents);

(vi)	require any Target Company to pay any commitment fee or other fee or payment to obtain consent or result in any officer or director of any Target Company incurring any personal liability with respect to any matters relating to the Replacement Financing, or cause or permit any lien to be place on any assets of the Target Companies in connection with the Replacement Financing prior to the Closing Date; or

(vii)	provide any legal opinion or other opinion of counsel or any information that would, in its good faith opinion, result in a violation of applicable law or loss of attorney-client privilege prior to the Closing Date in connection with the Replacement Financing.

4.13	Each Seller undertakes to the Purchaser Parties that:

(a)	it shall not, through the exercise of its rights as shareholder in the Company; and

(b)	it shall procure that any director it has nominated to the board of any Target Company shall not,

vote (or fail to vote) in favour of any resolution or decision to approve, or procure any act or failure to act, in each case, where it knows, or reasonably suspects, that such action or inaction (as applicable) would be inconsistent with any of the matters set out in clause 4.12.

4.14	The Purchaser shall indemnify and hold harmless each Target Company, each director, officer, employee, adviser and representative of the Target Companies and the Sellers from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with:

(a)	any actions taken at the request of the Purchaser in accordance with or pursuant to clause 4.11; and/or

(b)	the arrangement of the Replacement Financing (including actions taken at the request of the Purchaser in accordance with clause 4.12),

and any information (other than information furnished by or on behalf of any Target Company) utilised in connection therewith in each case prior to the Closing Date, except to the extent such liabilities, losses, damages, claims, costs, expenses, interests, awards, judgments and penalties arise out of or in connection with the fraud or fraudulent misrepresentation by that Seller or any of its Affiliates or by that Target Company or any director, officer, employee, adviser and representative of that Target Company.

4.15	The Purchaser shall promptly upon written request by the Company, reimburse the each Target Company for reasonable out-of-pocket costs and expenses (including VAT) incurred by them in connection with such Target Company’s cooperation pursuant to this clause 4.

4.16	For the avoidance of doubt, no actions taken pursuant to clauses 4.2 to 4.13 shall under any circumstance constitute a breach of clause 4.2, or oblige the Sellers to breach applicable law.

5.	Pre-Closing Purchaser Undertakings

5.1	From the date of this Deed until Closing, the Issuer shall (and shall cause each member of the Purchaser Group to), except: (i) as expressly contemplated by this Deed or any Transaction Document; (ii) as required by applicable law or regulation; or (iii) with the prior written consent of the Sellers:

(a)	conduct its business in the ordinary course of business consistent with past practice and operate in the best interests of it and its shareholders;

(b)	not amend or propose to amend the articles or by-laws (or other comparable organisational documents) of any Purchaser Party;

(c)	not, directly or indirectly, do or permit to occur any of the following:

(i)	split, combine, consolidate or reclassify the Issuer Securities;

(ii)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, amalgamation or reorganisation of any Purchaser Party;

(iii)	reduce the stated capital in respect of the Issuer Securities;

(iv)	amend or modify the terms of any Issuer Securities;

(v)	repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Issuer Securities, other than pursuant to the terms of any compensatory equity awards relating to Issuer Securities outstanding as of the date hereof or granted following the date hereof: (A) in the ordinary course of business consistent with past practice; or (B) pursuant to contractual arrangements existing as at the date of this Deed;

(vi)	declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of any Issuer Securities; or

(vii)	enter into any agreement with respect to any of the foregoing actions; or

(d)	not issue, authorise the issuance of, sell, pledge, dispose of, encumber, or enter into any agreement to issue, sell, pledge, dispose of or encumber, any Issuer Securities, other than the issuance of Issuer Securities upon the exercise of any equity awards relating to Issuer Securities outstanding as of the date hereof or granted following the date hereof in the ordinary course of business consistent with past practice.

5.2	Each Purchaser Party undertakes not to use the Funds for any purpose other than for the financing of the Purchaser’s obligations as contemplated in this Deed and the other transactions contemplated in the Original Financing Documents or the Replacement Financing Documents, including related fees and expenses. Each Purchaser Party undertakes not to agree to change, amend or otherwise modify or terminate any of the Original Financing Documents or to the waiver of any rights thereunder in either case if and to the extent that would cause a breach of the warranties to be given by it in Schedule 10 (Purchaser Parties Warranties) or that would be reasonably likely to prejudice the ability of the Purchaser to pay the Total Cash Consideration to the Sellers and meet its obligations under clause 6.3 without the prior written consent of the Principal Sellers, or to use any amount of the Funds required to comply with its obligations under this Deed for any other purpose. Each of the parties acknowledges and agrees that the entry into of the Replacement Financing on or prior to the Closing Date in connection with the Proposed Transaction in an amount sufficient to enable the Purchaser to pay the Cash Component for all of the Sellers and meet its obligations under this Deed shall not constitute a breach of the terms of this clause 5.2. To the extent of the execution prior to the Closing Date of any agreements relating to such Replacement Financing, the Purchaser will provide a true and complete copy of such agreements to the Sellers.

5.3	The Purchaser will keep the Principal Sellers informed of material developments in respect of the financing for the Proposed Transaction and shall give the Principal Sellers prompt notice of:

(a)	any material breach or default by any party under the Original Financing Documents (or any circumstances which could give rise to such breach or default) of which the Purchaser becomes aware; and

(b)	the receipt of any written notice or other written communication from any Original Financing Source with respect to any material breach, default, termination or repudiation by any party to the Original Financing Documents (or any other definitive document related to the financing of the Proposed Transaction) or any material dispute or disagreement between or among any parties to the Original Financing Documents.

5.4	Each Purchaser Party (if applicable) will comply with all its rights and obligations under the Original Financing Documents or the Replacement Financing Documents and undertakes to the Sellers that it:

(a)	will take all actions required to draw down the Funds (including the satisfaction of all conditions precedent applicable to it) or otherwise any other monies which are of an amount equal to the Funds and are to be used for the same purposes as the Funds by the Purchaser enabling it to make all payments of the Total Cash Consideration to the Sellers due to be made pursuant to clause 2 and to comply with all of its other obligations under Schedule 7 (Closing Arrangements);

(b)	will not, and will procure that no other member of the Purchaser Group shall, take any action (including by: (i) amending or agreeing to amend any material terms of the Original Financing Documents, or the Replacement Financing Documents, (ii) waiving or agreeing to waive any material rights or obligations of any other member of the Purchaser Group under the Original Financing Documents or the Replacement Financing Documents or (iii) agreeing any provision of the Replacement Financing Documents which would result in the conditionality in respect of the Original Financing Documents or the Replacement Financing Documents being more onerous from the perspective of the Issuer than the conditionality described in the Original Financing Documents, including without limitation agreeing to the availability period or certain funds period in respect of the Replacement Financing Documents ending before the Certain Funds Period (as defined in the Original Financing Documents)) or fail to take any steps which might:

(i)	result in the Funds or any part of the Funds not being available when required; or

(ii)	prejudice the ability of any Purchaser Party to draw down the Funds in order:

(A)	for the Purchaser to comply with its obligations under this Deed (including under clause 2 and/or Schedule 7 (Closing Arrangements)); and/or

(B)	to procure the prepayment and cancellation of the Facilities in accordance with paragraph 1(b) of Part B of Schedule 7 (Closing Arrangements); and

(c)	will enforce its rights under the Original Financing Documents or the Replacement Financing Documents in the event of failure to fund thereunder by the Original Financing Sources or the Replacement Financing Sources that prevents, impedes or delays Closing.

5.5	Each Purchaser Party shall use its best endeavours to ensure that, prior to the end of the Certain Funds Period (as defined in the Original Financing Documents), the relevant Purchaser Party shall have entered into financing documentation with internationally recognised banks or other internationally recognised financial institutions in respect of an amount not less than the Total Cash Consideration, such financing documentation:

(a)	to be on a certain funds basis such that the conditionality in respect of such financing documentation is no more onerous from the perspective of the relevant Purchaser Party than the conditionality described in the Original Financing Documents; and

(b)	to have a certain funds period which ends no earlier than the date which is one Business Day after the Longstop Date.

5.6	The Purchaser and the Issuer shall perform all obligations required to be performed by the Purchaser and/or Issuer under this Deed and, without limiting the generality of the foregoing:

(a)	the Issuer shall file all necessary notifications regarding the listing of the Aggregate Issuer Common Shares with the NASDAQ Global Select Market;

(b)	the Issuer shall apply for and use all reasonable efforts to obtain approval of the listing and posting for trading on the TSX of the Aggregate Issuer Common Shares and otherwise comply with TSX requirements relevant to this Deed;

(c)	the Issuer shall comply in all material respects with all applicable:

(i)	Canadian and United States securities laws;

(ii)	Economic Sanctions Laws (and will not engage in any conduct in breach of any applicable Economic Sanctions Laws); and

(iii)	Anti-Bribery Laws (and will not engage in any conduct in breach of any applicable Anti-Bribery Law);

(d)	the Issuer shall (and shall cause each applicable member of the Purchaser Group to) not take any action, or refrain from taking any action, or permitting any action to be taken or not taken, which is inconsistent with this Deed or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the transactions contemplated by this Deed; and

(e)	the Issuer shall continue to maintain its status as a “reporting issuer” (or similarly designated entity) not in default in all provinces and territories of Canada where it is a reporting issuer at the date of this Deed.

6.	Closing

6.1	Closing shall take place at the offices of the Company (1 Waverley Place Union Street, St Helier, Jersey JE1 1SG) six Business Days after (but excluding) the Unconditional Date or such other date as the Principal Sellers and the Purchaser may agree in writing provided that (unless otherwise agreed in writing by the Principal Sellers and the Purchaser) Closing shall not take place prior to 31 July 2018 without the written consent of the Purchaser.

6.2	As soon as practicable on the Closing Date, Jerseyco shall procure that the relevant Target Company takes appropriate steps to terminate or unwind the Hedging Arrangements, that the Hedging Counterparty delivers a statement to the relevant Target Company setting out the Hedging Amount, and that a copy of such statement is delivered to the Purchaser (but, for the avoidance of doubt, the payment of the Hedging Amount in satisfaction of the termination or unwinding of the Hedging Arrangements shall take place at Closing in accordance with paragraph 1(b)(i) of Part B of Schedule 7 (Closing Arrangements)).

6.3	At Closing, each of the parties shall deliver or perform (or procure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that party in Schedule 7 (Closing Arrangements) unless, in the case of any item, the Principal Sellers and the Purchaser agree in writing to waive such item.

6.4	If the Sellers or the Purchaser Parties fail to comply with any of their respective material obligations in Part A or Part B of Schedule 7 (Closing Arrangements), the Purchaser (in the case of a default by any Seller) or the Principal Sellers (in the case of a default by any Purchaser Party) shall be entitled (in addition to, and without prejudice to, other rights and remedies available) by written notice to the Purchaser or the Principal Sellers (as the case may be) on the proposed Closing Date, to:

(a)	require Closing to take place so far as practicable having regard to the defaults which have occurred;

(b)	defer the Closing Date to a date not being less than five Business Days nor more than 10 Business Days after the original date for Closing, in which case the provisions of this clause 6 (other than this clause 6.4) and Schedule 7 (Closing Arrangements) shall apply to Closing as so deferred; or

(c)	provided that the party or parties exercising this right are in full compliance with their obligations under this Deed, and subject to Closing having first been deferred in accordance with clause 6.4(b), terminate this Deed (other than the Surviving Provisions).

6.5	If the Sellers (on the one hand) or the Purchaser Parties (on the other) comply with all their material obligations in Schedule 7 (Closing Arrangements), but fail to comply with any obligation in Schedule 7 (Closing Arrangements) that is not a material obligation, all parties shall be required to proceed to Closing and, to the extent that any such obligation is not complied with at Closing, the defaulting party/ies shall (without affecting any other rights and remedies available to the other party/ies) use all reasonable efforts to ensure that such obligation is fulfilled as soon as practicable following Closing.

6.6	For the purposes of clauses 6.4 and 6.5, a material obligation is:

(a)	in respect of the Sellers, those obligations (as applicable) set out in paragraphs 1(a), 1(b)(i), 1(b)(ii), 1(b)(iii) and 1(e) of Part A of Schedule 7 (Closing Arrangements); and

(b)	in respect of the Purchaser Parties, those obligations (as applicable) set out in paragraphs 1, 2 and 3 of Part B of Schedule 7 (Closing Arrangements).

6.7	If this Deed is terminated in accordance with clause 6.4(c), no party (nor any of their Affiliates) shall have any claim under this Deed of any nature against the other party/ies (or their Affiliates), except in respect of any rights and liabilities which have accrued before termination, or under any of the Surviving Provisions.

6.8	If, at any time prior to 17:30 EST on the third Business Day prior to Closing, Sky notifies the Purchaser (in writing) that a Reputation Event has occurred (such notice to include reasonable details of such Reputation Event, to the extent possible) (a Sky Stock Component Postponement Notice), the Purchaser and the Issuer shall (and the Issuer shall procure that each member of the Purchaser Group shall):

(a)	not issue to Sky any Purchaser Loan Notes (nor any SGH BV Loan Notes, SGH UA Loan Notes, or Sky’s Stock Component) unless and until the Purchaser and the Issuer have received a further notice from Sky (in writing) confirming that such loan notes and stock component should be issued (such notice being the Sky Stock Component Confirmation);

(b)	attempt, insofar as reasonably practicable and to the extent the Issuer determines (in its sole discretion) that it is in its best interests to do so, either to remedy the Reputation Event and/or avoid or mitigate any loss or damage which may be suffered as a consequence of the Reputation Event; and

(c)	within five Business Days of receipt of the Sky Stock Component Confirmation issue to Sky its Purchaser Loan Notes, and immediately thereafter issue to Sky its SGH BV Loan Notes, SGH UA Loan Notes and its Issuer Common Shares, in each case in the same manner as that prescribed by paragraph 1(b)(v) of Part B of Schedule 7 (Closing Arrangements) and Part C of Schedule 7 (Closing Arrangements).

6.9	If Sky fails to deliver a Sky Stock Component Confirmation to the Purchaser and Issuer by 17:30 EST on the date falling 12 months after the Closing Date (and if such date is not a Business Day, the date shall be deemed to be the next following Business Day), Sky shall be deemed to have forfeited its entitlement to the Purchaser Loan Notes, SGH BV Loan Notes, SGH UA Loan Notes and Stock Component under this Deed and no Purchaser Party shall have any liability to Sky in respect of the issuance to it of its Purchaser Loan Notes, SGH BV Loan Notes, SGH UA Loan Notes or Stock Component or under clauses 6.8 to 6.10 (inclusive).

6.10	The delivery of a Sky Stock Component Postponement Notice under clause 6.8 by Sky shall not delay Closing and Closing (save for the issuance of the Purchaser Loan Notes, SGH BV Loan Notes, SGH UA Loan Notes and Stock Component by each relevant Purchaser Party to Sky) shall occur in accordance with the terms of this Deed.

6.11	If, at any time prior to 17:30 EST on the third Business Day prior to Closing, Jerseyco notifies the Purchaser (in writing) that a Reputation Event has occurred (such notice to include reasonable details of such Reputation Event, to the extent possible) (a Jerseyco Stock Component Postponement Notice), the Purchaser and the Issuer shall (and the Issuer shall procure that each member of the Purchaser Group shall):

(a)	not issue to Jerseyco any Purchaser Loan Notes (nor any SGH BV Loan Notes, SGH UA Loan Notes, or Jerseyco’s Stock Component) unless and until the Purchaser and the Issuer have received a further notice from Jerseyco (in writing) confirming that such loan notes and stock component should be issued (such notice being the Jerseyco Stock Component Confirmation);

(b)	attempt, insofar as reasonably practicable and to the extent the Issuer determines (in its sole discretion) that it is in its best interests to do so, either to remedy the Reputation Event and/or avoid or mitigate any loss or damage which may be suffered as a consequence of the Reputation Event; and

(c)	within five Business Days of receipt of the Jerseyco Stock Component Confirmation issue to Jerseyco its Purchaser Loan Notes, and immediately thereafter issue to Jerseyco its SGH BV Loan Notes, SGH UA Loan Notes and its Issuer Common Shares, in each case in the same manner as that prescribed by paragraph 1(b)(v) of Part B of Schedule 7 (Closing Arrangements) and Part C of Schedule 7 (Closing Arrangements).

6.12	If Jerseyco fails to deliver a Jerseyco Stock Component Confirmation to the Purchaser and Issuer by 17:30 EST on the date falling 12 months after the Closing Date (and if such date is not a Business Day, the date shall be deemed to be the next following Business Day), Jerseyco shall be deemed to have forfeited its entitlement to the Purchaser Loan Notes, SGH BV Loan Notes, SGH UA Loan Notes and Stock Component under this Deed and no Purchaser Party shall have any liability to Jerseyco in respect of the issuance to it of its Purchaser Loan Notes, SGH BV Loan Notes, SGH UA Loan Notes or Stock Component or under clauses 6.11 to 6.13 (inclusive).

6.13	The delivery of a Jerseyco Stock Component Postponement Notice under clause 6.11 by Jerseyco shall not delay Closing and Closing (save for the issuance of the Purchaser Loan Notes, SGH BV Loan Notes, SGH UA Loan Notes and Stock Component by each relevant Purchaser Party to Jerseyco) shall occur in accordance with the terms of this Deed.

6.14	If the number of Aggregate Issuer Common Shares issuable by the Issuer at Closing will exceed the Maximum Issuer Common Share Amount, the Principal Sellers may, by joint (and not individual) written notice (a Closing Direction Notice) served on the Purchaser on or before 17:30 EST no later than five Business Days prior to the Closing Date, direct that each Seller’s:

(a)	Stock Component be reduced, on a pro rata basis, so that the number of Aggregate Issuer Common Shares shall equal the Maximum Issuer Common Share Amount; and

(b)	Cash Component be increased by an amount equal to that Seller’s pro rata share of the Excess Issuer Common Shares Amount multiplied by the Base Issuer Common Share Reference Price, and each Seller’s Stock Component Value shall be adjusted accordingly (and reflected in the Closing Statement and any Revised Purchaser Parties Loan Notes and Stock Component Schedule delivered by Jerseyco in accordance with this Deed), and the issuance by the Issuer to each Seller of such Seller’s reduced Stock Component, together with the payment by the Purchaser to each Seller of such Seller’s increased Cash Component, shall constitute full satisfaction and discharge of the Issuer’s obligation to issue to each Seller its Stock Component in accordance with the terms of this Deed.

7.	Sellers’ Warranties

7.1	Each of Jerseyco, Sky and Manco severally (but not jointly or jointly and severally) warrants, in respect of itself only, to the Purchaser that as at the date of this Deed:

(a)	in relation to the Sale Shares and the Preference Shares set out opposite its name in Part A, Part B and Part D (as applicable) of the Share and Loan Note Schedule, it is the sole legal and beneficial owner of such Sale Shares and Preference Shares, and is entitled to sell and transfer the full legal and beneficial ownership of such Sale Shares on the terms set out in this Deed;

(b)	save in respect of any Third Party Rights which are to be discharged on Closing, there are no Third Party Right in relation to any of the Sale Shares and Preference Shares set out opposite its name in Part A, Part B and Part D (as applicable) of the Share and Loan Note Schedule;

(c)	this Deed and each of the other Transaction Documents to which it is party has been duly executed and delivered by it and constitute legal, valid and binding obligations of it enforceable in accordance with their respective terms;

(d)	the Sale Shares and the Preference Shares together constitute the whole of the allotted and issued share capital of the Company and the Sale Shares and the Preference Shares are fully paid or credited as fully paid; and

(e)	other than this Deed, no person has the right (exercisable now or in the future and whether contingent or not) to call for or require the issue, allotment, transfer, sale, redemption or repayment of any share or loan capital in the Company (including an option or right of pre-emption or conversion).

7.2	Each of Jerseyco, Sky and Manco severally (but not jointly or jointly and severally) warrants, in respect of itself only, to each of the Purchaser Parties that as at the date of this Deed:

(a)	it is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation, has been in continuous existence since incorporation and has full power to conduct its business as conducted at the date of this Deed;

(b)	it has full power and authority to execute this Deed and each of the other Transaction Documents to which it is a party and to perform its obligations under this Deed and each of the other Transaction Documents to which it is a party, it has obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences and authorisations required to empower it to enter into and perform its obligations under this Deed and the other Transaction Documents to which it is party;

(c)	entry into and performance by it of this Deed and/or any other Transaction Documents to which it is party will not:

(i)	breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents; or

(ii)	(subject, where applicable, to fulfilment of the Conditions) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any Governmental Entity;

(d)	it is not insolvent or bankrupt under the laws of its jurisdiction of incorporation, is not unable to pay its debts as they fall due or has not proposed or is not liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them where any such insolvency, bankruptcy, inability to pay debts or arrangement would affect its ability to enter into or perform its obligations under this Deed and/or any other Transaction Document to which it is party;

(e)	there are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning it and no events have occurred which would justify such proceedings where any such proceedings or events would affect its ability to enter into or perform its obligations under this Deed and/or any other Transaction Document to which it is party; and

(f)	no steps have been taken to enforce any security over any of its assets and no event has occurred to give the right to enforce such security where, in either case, any such step or event would affect its ability to enter into or perform its obligations under this Deed and/or any other Transaction Document to which it is party.

7.3	Each of Jerseyco and Sky severally (but not jointly or jointly and severally) warrants, in respect of itself only, to the Purchaser that as at the date of this Deed:

(a)	it is the sole legal and beneficial owner of the Loan Notes set out opposite its name in Part A and Part B (as applicable) of the Share and Loan Note Schedule; and

(b)	the Loan Notes represent all of the loan notes issued by the Company.

7.4	Each of the Individual Sellers severally (but not jointly or jointly and severally) warrants, in respect of himself only, to the Purchaser that as at the date of this Deed:

(a)	in relation to the Sale Shares set out opposite his name in Part C of the Share and Loan Note Schedule, he is the sole legal and beneficial owner and is entitled to sell and transfer the full legal and beneficial ownership of such Sale Shares on the terms set out in this Deed;

(b)	save in respect of any Third Party Rights which are to be discharged on Closing, there are no Third Party Rights in relation to any of the Sale Shares and Preference Shares set out opposite its name in Part C of the Share and Loan Note Schedule;

(c)	this Deed and each of the other Transaction Documents to which he is party will, when fully executed and delivered by each of the parties thereto, constitute valid and binding obligations of him in accordance with their respective terms;

(d)	the Sale Shares and the Preference Shares constitute the whole of the issued share capital of the Company and the Sale Shares and the Preference Shares are fully paid or credited as fully paid; and

(e)	other than this Deed, no person has the right (exercisable now or in the future and whether contingent or not) to call for or require the issue, allotment, transfer, sale, redemption or repayment of any share or loan capital in the Company (including an option or right of pre-emption or conversion).

7.5	Each of the Individual Sellers severally (but not jointly or jointly and severally) warrants, in respect of himself only, to each of the Purchaser Parties that as at the date of this Deed:

(a)	he has the capacity to enter into and to perform the obligations under each Transaction Document to which he is a party;

(b)	he is not insolvent or bankrupt under laws applicable to him, unable to pay his debts as they fall due or has not proposed or is not liable to any arrangement (whether by court process or otherwise) under which his creditors (or any group of them) would receive less than the amounts due to them where any such insolvency, bankruptcy, inability to pay debts or arrangement would affect his ability to enter into or perform his obligations under this Deed and/or any other Transaction Document to which he is party;

(c)	there are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning him and no events have occurred which would justify such proceedings where any such proceedings or events would affect his ability to enter into or perform his obligations under this Deed and/or any other Transaction Document to which he is party; and

(d)	no steps have been taken to enforce any security over any of his assets and no event has occurred to give the right to enforce such security where, in either case, any such step or event would affect his ability to enter into or perform his obligations under this Deed and/or any other Transaction Document to which he is party.

7.6	The Sellers’ Warranties set out in clauses 7.1 to 7.5 (inclusive) shall be deemed to be repeated immediately before Closing by reference to the facts and circumstances then existing as if references in those Sellers’ Warranties to the date of this Deed were references to the Closing Date.

7.7	The parties acknowledge and agree that:

(a)	except as provided under the Warranties, no other statement, promise or forecast made by or on behalf of any party or any of its respective Affiliates, or any Target Company, or any Connected Person of any of the foregoing may form the basis of any claim by any person under or in connection with this Deed or any Transaction Document;

(b)	no party makes any representation or warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or opinion provided to any other party, its Affiliates or to its or their Connected Persons prior to the date of this Deed (including any documents contained in the Data Room); and

(c)	no Individual Seller or any Target Company, or any of its directors, officers, employees or representatives may or do hold themselves out as representing, or acting on behalf of, any other Seller.

8.	Seller Limitations on Liability

8.1	No Seller shall be liable in respect of a claim for breach of the Sellers’ Warranties unless written notice of such claim is served by any Purchaser Party on the relevant Seller by no later than 5.00 p.m. on the date falling two years after the Closing Date.

8.2	The liability of each Seller for each individual Seller Claim (other than Leakage Claims) shall be limited to such Seller’s Liability Percentage of such Seller Claim, or where fewer than all the Sellers are liable in respect of such Seller Claim, such Sellers shall be severally and proportionately liable hereunder in the respective proportions that each such Seller’s Liability Percentage bears to the aggregate Liability Percentages of all such Sellers who are liable in respect of such Seller Claim.

8.3	The aggregate total liability of each Seller in respect of all Seller Claims (other than Leakage Claims) shall be limited to, and shall in no event exceed, an amount equal to the aggregate value of that Seller’s Cash Component (prior to any adjustment for any Leakage pursuant to clause 12.4).

8.4	None of the Sellers shall be liable for any Seller Claim unless the relevant Sellers receive from the relevant Purchaser Party written notice (as soon as reasonably practicable after the relevant Purchaser Party becomes aware of the fact, matter or circumstance reasonably likely to give rise to such Seller Claim) containing such details as are then reasonably available of the Seller Claim, together with any non-privileged supporting evidence of the details of the Seller Claim and the relevant Purchaser Party’s estimate (on a without prejudice basis) of the amount of the Seller Claim.

8.5	If any Seller Claim is based upon a liability which is contingent only, none of the Sellers shall be liable to make any payment unless and until such contingent liability gives rise to an obligation to make a payment. This is without prejudice to the right of any Purchaser Party to give notice of the Seller Claim before such time.

8.6	If a breach giving rise to a Seller Claim (other than a Leakage Claim) is capable of remedy, no Purchaser Party shall be entitled to make any claim (whether for damages or otherwise) in respect of such breach if the relevant Seller remedies the breach within 30 days after the date on which notice of the breach is served on the Seller in accordance with clause 8.4, at no cost to the Purchaser Group. Without prejudice to its obligation at law to mitigate any loss, the Purchaser shall (or shall procure that any relevant Target Company shall) at the cost and expense of the relevant Seller, provide reasonable assistance to any of the Sellers to remedy any such breach.

8.7	Any Seller Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn nine months after the notice is given pursuant to clause 8.4 unless legal proceedings in respect of it have been commenced by being both issued and served. No new Seller Claim may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn Seller Claim.

8.8	Nothing in this clause 8 shall have the effect of limiting or reducing any liability of a Seller in respect of a Seller Claim arising as a result of fraud or fraudulent misrepresentation by such Seller.

9.	Purchaser, SGH BV and SGH UA Warranties

9.1	Each Purchaser Party (other than the Issuer) severally (but not jointly or jointly and severally) warrants, in respect of itself only to each of the Sellers as at the date of this Deed in the terms of the Purchaser, SGH BV and SGH UA Warranties.

9.2	The Purchaser, SGH BV and SGH UA Warranties shall be deemed to be repeated immediately before Closing by reference to the facts and circumstances then existing as if references in the Purchaser, SGH BV and SGH UA Warranties to the date of this Deed were references to the Closing Date.

10.	Issuer Warranties

10.1	The Issuer warrants to each of the Sellers as at the date of this Deed in the terms of the Issuer Warranties.

10.2	The Issuer Warranties shall be deemed to be repeated immediately before Closing by reference to the facts and circumstances then existing as if references in the Issuer Warranties to the date of this Deed were references to the Closing Date (other than the warranties in paragraphs 1.9 and 10(a) and (b) of Part B of Schedule 10 (Purchaser Parties Warranties)).

11.	Purchaser Parties’ Limitations of Liability

11.1	No Purchaser Party shall be liable in respect of a claim for breach of any of the Purchaser, SGH BV and SGH UA Warranties given by it unless written notice of such claim is served by a Seller on the relevant Purchaser Party (as the case may be) by no later than 5.00 p.m. on the date falling two years after the Closing Date.

11.2	The aggregate liability of the Purchaser Parties (other than the Issuer) to each Seller in respect of all claims under this Deed made by that Seller shall not exceed that Seller’s Cash Component. The aggregate liability of the Purchaser Parties (other than the Issuer) to all Sellers in respect of all claims under this Deed shall be limited to, and shall in no event exceed, an amount equal to the Total Cash Consideration (following any adjustment for any Leakage pursuant to clause 12.4).

11.3	The liability of the Issuer to each Seller in respect of all claims under this Deed made by that Seller shall not exceed that Seller’s Stock Component Value. The aggregate liability of the Issuer to all Sellers in respect of all claims under this Deed shall be limited to, and shall in no event exceed, an amount equal to the Aggregate Issuer Common Share Consideration.

11.4	No Purchaser Party shall be liable for any Purchaser Claim unless it receives from the relevant Seller written notice (as soon as reasonably practicable after the relevant Seller becomes aware of the fact, matter or circumstance reasonably likely to give rise to such Purchaser Claim) containing such details as are then reasonably available of the Purchaser Claim, together with any non-privileged supporting evidence of the details of the Purchaser Claim and the Seller’s estimate (on a without prejudice basis) of the amount of such Purchaser Claim.

11.5	If any Purchaser Claim against any Purchaser Party is based upon a liability which is contingent only, the relevant Purchaser Party shall not be liable to make any payment unless and until such contingent liability gives rise to an obligation to make a payment. This is without prejudice to the right of the relevant Seller to give notice of such Purchaser Claim before such time.

11.6	If a breach giving rise to a Purchaser Claim against any Purchaser Party is capable of remedy, no Seller shall be entitled to make any Purchaser Claim (whether for damages or otherwise) in respect of such breach if the relevant Purchaser Party remedies the breach within 30 days after the date on which notice of the breach is served on the relevant Purchaser Party in accordance with clause 11.5, at no cost to the relevant Seller. Without prejudice to its obligation at law to mitigate any loss, the relevant Seller shall (or shall procure that any of its Affiliates shall) at the cost and expense of the relevant Purchaser Party, provide reasonable assistance to the relevant Purchaser Party to remedy any such breach.

11.7	Any Purchaser Claim against a Purchaser Party shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn 12 months after the notice is given pursuant to clause 11.5 unless legal proceedings in respect of it have been commenced by being both issued and served. No new Purchaser Claim against the relevant Purchaser Party may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn Purchaser Claim.

11.8	Nothing in this clause 11 shall have the effect of limiting or reducing any liability of any Purchaser Party in respect of a Purchaser Claim arising as a result of fraud or fraudulent misrepresentation by a Purchaser Party.

12.	No Leakage Undertaking

12.1	The undertakings contained in this clause 12 shall not apply in respect of any Permitted Leakage.

12.2	Each of the Sellers severally (but not jointly nor jointly and severally) covenants and undertakes, in respect of itself only, to the Purchaser that if:

(a)	there has been or there is any Leakage from (but excluding) the Locked Box Date and to (and including) Closing; or

(b)	any arrangement or agreement has been made, or is made, from (but excluding) the Locked Box Date and to (and including) Closing, resulting in any Leakage,

it shall, following Closing, pay or procure payment in cash to the Purchaser (as an adjustment to the Total Cash Consideration and within 30 days of receipt by the relevant Seller(s) of a written demand from the Purchaser), a sum equal to the amount of such Leakage actually received by, or for the benefit of, that Seller or any of its Affiliates and, in the case of Jerseyco, any CVC Entity (as the case may be), provided that no Seller shall be required to pay any Seller Agreed Leakage Amount set out in the Closing Statement.

12.3	For the purposes of this clause 12 the amount of any Leakage shall:

(a)	not include any amount in respect of VAT which is recoverable by repayment or credit by a Target Company or by the representative of any group for VAT purposes of which the relevant Target Company is a member; and

(b)	be calculated net of any cash Tax that, but for a Relief available to a Target Company as a direct result of the Leakage or the matter giving rise to it, would otherwise have been payable within 12 months of Closing by a Target Company; and

(c)	where a payment under clause 12.2 is subject to Tax in the hands of the recipient, be increased by such amount so as to ensure that the net amount received shall be the amount that would have been received if the payment had not been subject to Tax.

12.4	Without limiting clause 12.2, if the Purchaser becomes aware of any Leakage prior to delivery of the Closing Statement in accordance with clause 4.2, and a Seller alleged to be in breach of clause 12.2 (each a Relevant Seller) agrees (on its own behalf) that:

(a)	such Leakage has occurred; and

(b)	the amount of such Leakage (the Seller Agreed Leakage Amount),

then:

(i)	the portion of the Total Cash Consideration that would have been payable to such Relevant Seller shall, so far as possible, be reduced by an amount equal to such Seller Agreed Leakage Amount, which shall discharge the Relevant Seller’s obligation to make payment of such Seller Agreed Leakage Amount pursuant to clause 12.2 to the extent of the reduction; and

(ii)	the Total Cash Consideration payable by the Purchaser in accordance with clause 2 and Schedule 7 (Closing Arrangements) shall be reduced by an amount equal to the aggregate Seller Agreed Leakage Amount (if any) as set out in the Closing Statement,

provided that:

(iii)	if the Seller Agreed Leakage Amount exceeds the portion of the Total Cash Consideration that would have been payable to such Relevant Seller, the Total Cash Consideration attributable to such Relevant Seller shall be deemed to be £1.00; and

(iv)	nothing in this clause 12.4 shall prohibit the Purchaser from making a Leakage Claim against any Seller following Closing in relation to any Leakage the amount of which is not deducted from the relevant Seller’s portion of the Total Cash Consideration pursuant to this clause 12.4 (whether or not agreed by a Relevant Seller prior to Closing in accordance with this clause 12.4).

12.5	The liability of each of the Sellers pursuant to this clause 12:

(a)	is subject to the relevant Seller receiving from the Purchaser a written notice together with the relevant particulars specifying the nature of the Leakage in reasonable detail to the extent it is able and permitted to do so, the Purchaser’s good faith estimate, on a without prejudice basis, of the amount of the Leakage and, to the extent available to the Purchaser or the Target Companies, such other information as is reasonably necessary to enable the relevant Seller to assess the existence of the Leakage; and

(b)	shall terminate on the date falling six months after Closing unless prior to that date the Purchaser has notified the relevant Seller of a breach by it of the undertaking set out in clause 12.2 in accordance with clause 12.5(a), in which case, in relation to any relevant breaches so notified, that Seller shall remain liable until any relevant claims under this clause 12 have been satisfied, settled or withdrawn and any payment in respect of any such satisfaction or settlement has been made to the Purchaser.

12.6	In the event of Leakage falling under paragraphs 6 or 7 (to the extent it relates to any Leakage under paragraph 6) of Schedule 8 (Leakage) (together with any consequent Leakage under paragraph 8 of Schedule 8 (Leakage)), each of the Sellers shall be deemed for the purposes of clause 12.2 to have received its respective Liability Percentage of the Leakage.

13.	Post-Closing Undertakings

13.1	The Purchaser acknowledges that the Sellers may need access, from time to time after Closing, to certain accounting and Tax records and information held by the Target Companies to the extent such records and information pertain to events occurring prior to Closing (the Records) and agrees that the Purchaser shall, and shall cause the Target Companies to, in respect of any such Record for a period of seven years after Closing:

(a)	properly retain and maintain the Records, and procure that no Target Company shall dispose of, or destroy any of the Records without first giving the Principal Sellers and the Manco & Individual Sellers’ Representative at least two months’ notice of its intention to do so and giving the Principal Sellers and the Manco & Individual Sellers’ Representative a reasonable opportunity to remove and retain any of them (at the Sellers’ expense); and

(b)	upon reasonable request, allow any Seller or any of its officers, employees, agents, auditors, professional advisers and representatives (at the expense of the relevant Seller) reasonable access (including the right to take copies at its expense) to the Records during Working Hours, provided that not less than five Business Days’ written notice is provided to the Purchaser together with details of the Records the Seller intends to inspect, which are reasonably required by such person for the purposes of complying with applicable law or regulation in connection with its accounting obligations or Tax affairs (including such information as is reasonably required by such person in order to negotiate, refute, settle, compromise or otherwise deal with any claim, investigation or enquiry by a Tax Authority regarding the Seller or any of its Affiliates relating to income, profits or gains earned, accrued or received (or treated for Tax purposes as earned, accrued or received) or any event occurring (or treated for Tax purposes as occurring) on or before Closing).

13.2	Each Seller undertakes in respect of itself and each of its Affiliates (in the event that a claim is made against it or any of its Affiliates in connection with the Proposed Transaction) not to make a claim against any Target Company or any person who was at any time prior to Closing an employee, consultant, officer or director of any Target Company (each a Covered Person) on whom that Seller may have relied in negotiating this Deed or any other Transaction Document or otherwise, except in the case of fraud or fraudulent misrepresentation by such Target Company or Covered Person.

13.3	Following Closing, the Purchaser shall procure that any indemnity and/or immunity provisions contained in the memorandum and articles of association (or similar constitutional documents) of each Target Company of which a Covered Person was an employee, officer or director immediately prior to Closing are not amended, repealed or modified in any manner that would affect adversely the rights of any Covered Person in respect of such indemnity or immunity, save in each case to the extent required by law or regulation.

13.4	The Purchaser shall procure that each Target Company maintains in force for a period of six years from Closing such “run-off” directors’ and officers’ liability insurance policies as will enable each Covered Person to make claims arising out of any matter, cause or event occurring on or before Closing (a Pre-Closing Event) under those policies on terms and conditions that are, in every respect, no less advantageous to the Covered Person than the directors’ and officers’ liability insurance policies as currently maintained by the Target Companies as at the date of this Deed.

13.5	The Purchaser shall (and shall ensure that each Target Company shall), from and after Closing and to the fullest extent permitted in accordance with applicable laws: (a) waive, release and discharge each Covered Person from any and all claims, demands, proceedings, causes of action, orders, obligations and liabilities arising out of any Pre-Closing Event which each Target Company has or may at any time have had against any Covered Person; and (b) not, directly or indirectly, assert any claim or demand, or commence, institute or cause to be commenced, any proceedings of any kind relating to any Pre-Closing Event against any Covered Person except:

(a)	with respect to the terms of any Transaction Document to which that Covered Person is a party;

(b)	with respect to any other direct contractual obligation existing between the Purchaser and a Covered Person or otherwise in the ordinary course of business; or

(c)	claims for fraud or fraudulent misrepresentation by any Covered Person.

13.6	The provisions of clauses 13.4 and 13.5 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Covered Person may have at law, by contract or otherwise.

14.	Post-Closing Gambling Notifications

14.1	As soon as reasonably practicable after Closing the Purchaser shall give, or procure that there is given, notification in writing to:

(a)	the AGCC containing full details of the Proposed Transaction as required by the Alderney eGambling Regulations 2009, provided that such notification shall be made no later than seven days after the Closing Date;

(b)	the DJE of:

(i)	any changes in the name or address of any “relevant officers” of Bonne Terre Limited (as defined in the Betting Act, 1931, as amended (the 1931 Act)) no later than seven days after the Closing Date, which may be required by section 7D(4) of the 1931 Act; and

(ii)	in respect of any new “relevant officers”, of their application for a certificate of person fitness, no later than one month after the Closing Date as required by section 7E(1) of the 1931 Act,

(c)	the ADM in relation to the Purchaser becoming Hestview Limited’s new controller; and

(d)	the UKGC pursuant to section 102(2)(b) of the UK Gambling Act in relation to the Purchaser becoming Bonne Terre Limited’s new controller (as defined in the UK Gambling Act), provided that such notification shall be made no later than 35 days after the Closing Date,

(the Target Gambling Notifications).

14.2	As soon as reasonably practicable after Closing (or, if the Purchaser deems it reasonably necessary or appropriate to do so, prior to Closing) the Purchaser shall give, or procure that there is given, notification in writing to:

(a)	the AGCC;

(b)	the Gaming Commission of Belgium;

(c)	the State Commission on Gambling of Bulgaria;

(d)	the Ministry of Finance of the Czech Republic;

(e)	the Northern Tax and Customs Centre of the Estonian Tax and Customs Board;

(f)	the French Online Gaming Authority (Autorité de régulation des jeux en ligne);

(g)	the Hellenic Gaming Commission of Greece;

(h)	the DJE;

(i)	the AAMS;

(j)	the Portuguese Gambling Regulator (Serviço de Regulação e Inspeção de Jogos);

(k)	the Romanian National Gambling Office;

(l)	the Operation of Online Games of Chance of Schleswig-Holstein;

(m)	the Directorate General for the Regulation of Gaming of the Spanish Ministry of Finance;

(n)	the UKGC;

(o)	the Isle of Man Gambling Supervision Commission; and

(p)	the Danish Gambling Authority,

in each case, in accordance with, and as required by the laws, rules and regulations of each such Gambling Authority in connection with the Proposed Transaction (the Purchaser Gambling Notifications).

14.3	In relation to the Gambling Notifications, each Seller shall, subject to Part E of Schedule 5 (Conditions and Approvals) and to the extent it does not breach applicable law, promptly provide to:

(a)	the Purchaser such information and assistance as the Purchaser may reasonably request (including by completing any documentation); and

(b)	the relevant Gambling Authorities such information and assistance as it may reasonably require (including by completing any documentation and attending any meetings or calls with the relevant Gambling Authorities as may be necessary).

14.4	Jerseyco shall promptly notify each of the other Sellers (in writing) of any necessary information and documents in the possession of that Seller that the Purchaser reasonably requires for the purpose of making any such submissions, notifications and filings pursuant to clauses 14.1 and 14.2 and each of Sky, Manco and the Individual Sellers shall, so far as it is reasonably able and to the extent it is within its power to do so (and, to the extent such provision would involve the disclosure of confidential or financial information, subject to confidentiality undertakings (and, if required, clean team arrangements) reasonably satisfactory to the disclosing party being obtained from the Purchaser and the relevant Gambling Authorities), promptly provide Jerseyco and the Purchaser with any necessary information and documents reasonably requested in accordance with clauses 14.1 and 14.2.

15.	Termination of Shareholders’ Deed

15.1	Effective as of and conditional upon Closing, each Seller:

(a)	hereby irrevocably agrees to terminate the Shareholders’ Deed;

(b)	acknowledges and confirms that, as at the date of this Deed, it has no outstanding rights and/or claims against any of the Individual Sellers or any Target Company that is party to the Shareholders’ Deed or any Target Company that is a party to the Manco Shareholders’ Deed arising out of or in connection with the Shareholders’ Deed and/or the Manco Shareholders’ Deed (as applicable); and

(c)	hereby irrevocably waives any and all outstanding rights and/or claims against each of the Individual Sellers and each Target Company that is party to the Shareholders’ Deed and each Target Company that is a party to the Manco Shareholders’ Deed (whether known or unknown) arising out of or in connection with the Shareholders’ Deed and/or the Manco Shareholders’ Deed (as applicable) and agrees not to enforce the same and irrevocably and unconditionally releases and discharges each of the Individual Sellers and each Target Company that is a party to the Shareholders’ Deed and each Target Company that is a party to the Manco Shareholders’ Deed from all such rights and/or claims (past, present and future), including actions, proceedings, claims and demands which it may have against such under the Shareholders’ Deed and/or the Manco Shareholders’ Deed (as applicable).

16.	Guarantee

16.1	In consideration of the Sellers entering into this Deed, the Issuer unconditionally and irrevocably guarantees to each Seller, as a continuing obligation, that each of the Purchaser, SGH BV and SGH UA will comply properly and punctually with all of their respective obligations under, and all of their respective obligations or liabilities owed or incurred in respect of any default under, or breach of, this Deed and each Transaction Document.

16.2	The Issuer’s liability under clause 16.1 shall not be discharged or impaired by:

(a)	any amendment, variation or assignment of this Deed or any Transaction Document or any waiver of its or their terms (other than an amendment of this clause 16);

(b)	any release of, or granting of time or other indulgence to, the Purchaser, SGH BV, SGH UA or any third party;

(c)	any winding up, dissolution, reconstruction, legal limitation, incapacity or lack of corporate power or authority or other circumstances affecting the Purchaser, SGH BV or SGH UA; or

(d)	any other act, event, neglect or omission (whether or not known to the Purchaser Parties or the Sellers) which would or might (but for this clause) operate to impair or discharge the Issuer’s liability or afford the Issuer any legal or equitable defence.

17.	Protection of Goodwill

17.1	RF undertakes to the Purchaser (for itself and as trustee for each member of the Purchaser Group) that he will not:

(a)	for a period of 18 months from Closing carry on, or be a shareholder (directly or indirectly) in (except as the holder of not more than five per cent of any class of securities which are listed or dealt in on a recognised investment exchange), or be a consultant to, any business competing with any of the businesses carried on by the Target Companies at Closing;

(b)	during the period of 18 months from Closing solicit the custom of any person in respect of goods or services competitive with those supplied by the Target Companies prior to Closing, such other person (or their agents) having been a client or customer of the Group in respect of such goods or services during the period of 12 months prior to Closing;

(c)	during the period of 18 months from Closing solicit the services of, or endeavour to entice away from the Target Companies, any director, employee or consultant of the Target Companies who at Closing or at any time during the period of 12 months prior to Closing occupied a senior or managerial position in relation to the Target Companies or who was likely (in the opinion of the Purchaser) to be:

(i)	in possession of confidential information relating to; or

(ii)	able to influence the customer connections of,

any the Target Company (whether or not such person would commit any breach of his contract of employment or engagement by reason of leaving the service of such company); nor

(d)	use any trade or domain name (including the expressions SkyBet, SkyBetting & Gaming) or email address used by any the Target Companies at any time during the 18 months immediately preceding the date of this Deed or any other name intended or likely to be confused with any such trade or domain name or email address.

17.2	RF agrees that the undertakings contained in this clause 17 are reasonable and are entered into for the purpose of protecting the goodwill of the business of each the Target Companies and that, accordingly, the benefit of the undertakings may be assigned by the Purchaser and its successors in title without the consent of RF.

17.3	Each undertaking contained in this clause 17 is and shall be construed as separate and severable and if one or more of the undertakings are held to be against the public interest or unlawful or in any way an unreasonable restraint of trade or unenforceable in whole or in part for any reason, the remaining undertakings or parts thereof, as appropriate, shall continue to bind RF.

17.4	If any undertaking contained in this clause 17 shall be held to be void but would be valid if deleted in part or reduced in application, such undertaking shall apply with such deletion or modification as may be necessary to make it valid and enforceable. Without prejudice to the generality of the foregoing, in such circumstances, any relevant period of time (as the same may previously have been reduced by virtue of this clause 17.4) shall take effect as if reduced by successive six-month periods until the resulting period shall be valid and enforceable.

17.5	The Purchaser Parties and RF confirm that no portion of the Total Consideration is attributable to the undertakings set forth in this clause 17, which undertakings have been granted for the reasons set forth herein, namely to maintain and preserve the value of the Sale Shares.

18.	Manco & Individual Sellers’ Representative

18.1	Each Individual Seller and Manco hereby irrevocably appoints Richard Flint, with power to act as the sole representative and on behalf of all of the Individual Sellers and Manco (the Manco & Individual Sellers’ Representative) for all purposes under this Deed and the other Transaction Documents to which such Sellers are party, including for the purposes of:

(a)	delivering payment instructions to the Purchaser in connection with the payment of the Cash Component to such Individual Sellers and/or Manco;

(b)	accepting or delivering any notice or document on behalf of such Individual Seller and/or Manco in accordance with clause 27 (Notices);

(c)	granting any consent or approval on behalf of such Individual Seller and/or Manco under this Deed or any other relevant Transaction Document; and

(d)	generally taking any and all other actions, and doing any and all other things provided in or contemplated by this Deed to be performed by such Individual Seller, Manco or the Manco & Individual Sellers’ Representative on behalf of such Individual Seller and/or Manco.

18.2	Each Individual Seller and Manco hereby irrevocably (by way of security for the performance of its obligations under this Deed) appoints the Manco & Individual Sellers’ Representative as its attorney with full authority on its behalf and in its name or otherwise to do all acts and to execute and deliver such documents or deeds as are required by law or as may, in the reasonable opinion of the Manco & Individual Sellers’ Representative, be required to give effect to the matters described in clause 18.1.

18.3	Each Individual Seller and Manco severally (but not jointly or jointly and severally) undertakes to indemnify the Manco & Individual Sellers’ Representative against such Seller’s pro rata share of all Costs, claims and expenses and liabilities incurred by the Manco & Individual Sellers’ Representative as a result of the proper exercise or purported exercise in good faith of any power conferred on the Manco & Individual Sellers’ Representative by this Deed.

18.4	Each party acknowledges that in exercising the powers and authorities conferred by this clause 18 and/or the Transaction Documents upon the Manco & Individual Sellers’ Representative, the Manco & Individual Sellers’ Representative shall not be acting, or be construed as acting, as the agent or trustee on behalf of any Seller and each party agrees that the Manco & Individual Sellers’ Representative shall have no liability whatsoever to any party in relation to the exercise of those powers and authorities, save in the case of fraud or bad faith.

18.5	Notwithstanding clause 18.4, the Purchaser Parties shall be entitled to rely on the exercise of the powers and authorities conferred on the Manco & Individual Sellers’ Representative as if the relevant Individual Seller and/or Manco (as applicable) is exercising such powers and authorities.

18.6	The Individual Sellers and Manco may appoint a replacement Manco & Individual Sellers’ Representative by decision taken by the Individual Sellers and Manco representing a majority of the aggregate number of Sale Shares held by such persons, provided that 10 Business Days’ prior written notice of such replacement and appointment has been given to the Principal Sellers and the Purchaser.

19.	Announcements

19.1	No party shall (and shall procure that none its Affiliates and, in respect of Jerseyco, any CVC Entity, shall) make any announcement or issue any circular in connection with the existence or subject matter of this Deed (or any other Transaction Document) without the prior written approval of the Principal Sellers and the Purchaser (such approval not to be unreasonably withheld or delayed), except that Jerseyco shall be entitled to refer to the existence and/or subject matter of this Deed (or any other Transaction Document):

(a)	when providing information or advice to any direct or indirect investors or prospective investors in funds or other investment vehicles managed and/or advised by an Affiliate of Jerseyco or by a CVC Entity (or any of their Affiliates), together with their respective employees, directors, officers, advisors or agents; and

(b)	in marketing literature issued or circulated by or on behalf of an Affiliate of Jerseyco or by a CVC Entity (or any of their Affiliates) or any funds or other investment vehicles managed and/or advised by an Affiliate of Jerseyco or by a CVC Entity (or any of their Affiliates), in each case without the approval of, or notification to, any other party.

19.2	The restriction in clause 19.1 shall not apply to:

(a)	the press announcement issued by Jerseyco and the Purchaser on or after the date of this Deed in the Agreed Form;

(b)	the stock exchange announcements issued by the Issuer on or after the date of this Deed and on Closing in each case in the Agreed Form;

(c)	any stock exchange announcements issued by Sky PLC on or after the date of this Deed and on Closing in each case in the Agreed Form;

(d)	any notification made by any member of the Purchaser Group to any Governmental Entity which regulates its gambling activities in any jurisdiction (provided that, other than in accordance with the other provisions of this Deed, it shall only be permitted to disclose the information contained in the press release issued by the Issuer and the Purchaser referred to in clauses 19.2(a) and 19.2(b); and

(e)	the extent that the announcement or circular is required by law, by the rules of any stock exchange or any Governmental Entity,

19.3	If the exception set out in clause 19.2 applies, the party making the announcement or issuing the circular shall use its reasonable efforts (to the extent permitted by law) to consult with (in the case of any Seller) the Purchaser and the Principal Sellers, or (in the case of the Purchaser) the Principal Sellers in advance as to its form, content and timing.

20.	Confidentiality

20.1	For the purposes of this clause 20:

(a)	Confidential Information means:

(i)	(in relation to the obligations of the Purchaser Parties) any information directly or indirectly received or held by or on behalf of the Purchaser Parties (or any of its Representatives) relating to any Seller and its Affiliates from time to time including, prior to Closing, any of the Target Companies or the Business; or

(ii)	(in relation to the obligations of the Sellers) any information directly or indirectly received or held by or on behalf of the Sellers or any CVC Entity (or any of their respective Representatives) relating to the Purchaser Group including, following Closing, any of the Target Companies or the Business; and

(iii)	the contents and existence of this Deed and the other Transaction Documents, and any information relating to the negotiations leading to this Deed and the other Transaction Documents,

and includes written information and information transferred or obtained orally, visually, electronically or by any other means; and

(b)	Representatives means, in relation to a party, its respective Affiliates (and in the case of Jerseyco, the CVC Entities) and the directors, officers, employees, agents, professional advisers, auditors, accountants and consultants of that party and/or of its respective Affiliates.

20.2	Each of the parties shall (and shall ensure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose Confidential Information to any person except:

(a)	as this clause 20 permits; or

(b)	with the prior written approval of (in the case of disclosure by any Purchaser Party) the Principal Sellers and (in the case of disclosure by any Seller) the Purchaser.

20.3	Clause 20.2 shall not prevent disclosure by a party or its Representatives to the extent it can demonstrate that:

(a)	disclosure is required by law or by any stock exchange or any Governmental Entity (including any Tax Authority) having applicable jurisdiction (provided that the disclosing party shall first inform (in the case of disclosure by any Purchaser Party) the Principal Sellers and (in the case of disclosure by any

Seller) the Purchaser of its intention to disclose such information and take into account the reasonable comments of (in the case of disclosure by any Purchaser Party) the Principal Sellers and (in the case of disclosure by any Seller) the Purchaser;

(b)	disclosure is to a Tax Authority in circumstances where such disclosure is reasonably necessary for the management of the Tax affairs of any party;

(c)	disclosure is of Confidential Information which was lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to it being received or held;

(d)	disclosure is of Confidential Information which has previously become publicly available other than through that party’s (or that of its Representatives) fault or breach of any confidentiality undertaking in respect of such information;

(e)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Deed (or any other Transaction Document);

(f)	such disclosure by the Purchaser Group:

(i)	is reasonably required to be made to any Replacement Financing Sources, including the underwriters, initial purchasers or placement agents of high yield debt securities in connection with the Proposed Transaction or their advisers, provided that such Confidential Information is provided to such advisers on a confidential basis;

(ii)	is reasonably required to be made to the underwriters of the W&I Policy in connection with the Proposed Transaction or their advisers, provided that such Confidential Information is provided to such advisers on a confidential basis;

(iii)	is reasonably required to be made to lenders, financial institutions, or any other funding or prospective funding parties of the Purchaser Parties or any of their Affiliates in connection with the Replacement Financing or their advisers, provided that such Confidential Information is provided to such advisers on a confidential basis; or

(iv)	is contained in any preliminary or final offering memorandum referred to in clause 4.12(g) or in any materials for rating agency presentations or “road shows” in connection with the offering of high yield debt securities in connection with the Proposed Transaction (to the extent that such information is contained in, or consistent with information contained in, the relevant offering memorandum or, in the case of a ratings agency presentation, is reasonably required or requested by a ratings agency); or

(g)	in the case of Jerseyco only, such disclosure is made to any existing lender to any Target Company or any direct or indirect investor or prospective investor in funds or other investment vehicles managed and/or advised by a CVC Entity, together with their respective employees, directors, officers, advisors or agents provided, in each case, that such information is disclosed on a confidential basis.

20.4	Each party undertakes that it shall (and shall procure that each of its Affiliates shall) only disclose Confidential Information to Representatives if it is reasonably required for purposes connected with this Deed and only if the Representatives are informed of the confidential nature of the Confidential Information.

21.	Rights of Rescission or Termination

21.1	No party shall be entitled to rescind and no party shall be entitled, other than pursuant to clauses 3.4 and 6.4(c), to terminate any Transaction Document in any circumstances whatsoever (whether before or after Closing).

21.2	The parties acknowledge and agree that the provisions of clause 21.1 shall not limit the ability of a party to terminate this Deed in the case of the fraud or fraudulent misrepresentation.

22.	Further Assurances

22.1	Each of the parties shall, for a period of six months from the Closing Date, execute such further documents as may be required by law or be necessary to implement and give effect to this Deed.

22.2	Each of the parties shall procure that its Affiliates comply with all obligations under this Deed expressed to apply to any such Affiliates.

23.	Assignment

23.1	Except as provided in this clause 23 or unless the Principal Sellers and the Purchaser specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Deed nor grant, declare, create or dispose of any right or interest in it. Any purported assignment in contravention of this clause 23 shall be void.

23.2	Following Closing, this Deed and the benefits arising under it may be assigned in whole or in part by the Purchaser to any member of the Purchaser Group to whom the Purchaser transfers any of the Sale Shares, provided that if such assignee ceases to be a member of the Purchaser Group, this Deed and the benefits arising under it shall be deemed automatically by that fact to have been retransferred to the Purchaser immediately before the assignee ceases to be a member of the Purchaser Group).

23.3

This Deed and the benefits arising under it may be assigned or charged in whole or in part by any Purchaser Party to the to its financial lenders or banks or other creditors or any member of their groups (including funds) or any security agent or trustee acting on their behalf as security, in each case for any financing or refinancing in respect of the Proposed Transaction (including under the Original Financing Documents and any Replacement Financing, and including any additional facilities and hedging made available in connection with such financing or refinancing) and such benefit as may further be assigned to any other financial institution or other creditors by way of security for the borrowings of the Purchaser resulting from any refinancing of the borrowings made under such financing or refinancing or to any person entitled to enforce such security or to any transferee under a valid enforcement of such security.

23.4	As soon as practicable after any assignment which is made in accordance with this clause 23, the party that has assigned its rights will give written notice of the assignment to the Sellers.

23.5	If an assignment is made in accordance with this clause 23, the liabilities of the parties under this Deed shall be no greater than such liabilities would have been if the assignment had not occurred.

23.6	The Purchaser may disclose to a proposed assignee information relating to any provision of this Deed and the Confidential Information which it is necessary to disclose for the purpose of any assignment which is made in accordance with this clause 23, provided that such information is disclosed on a confidential basis.

24.	VAT

24.1	Any sum payable under or pursuant to this Deed is exclusive of any applicable VAT. If any VAT is or becomes chargeable on any supply made by any Seller under or pursuant to this Deed, the Purchaser shall, subject to the timely receipt of a valid VAT invoice, pay to such Seller (in addition to, and at the same time as, any other consideration for that supply) an amount equal to such VAT.

24.2	If any party (the Paying Party) is required by this Deed to reimburse another party (the Payee Party) for any Cost, the Paying Party shall also reimburse the Payee Party for any VAT incurred by the Payee Party (or any of its Affiliates) in respect of that Cost, except to the extent that the Payee Party (or its Affiliate) is entitled to Relief in respect of that VAT.

25.	Costs

25.1	Subject to clause 25.2 and except as otherwise provided in this Deed (or any other Transaction Document), each party shall each be responsible for its own Costs, charges and other expenses (including those of its Affiliates) incurred in connection with the Proposed Transaction.

25.2	The Purchaser or its Affiliates shall bear all stamp duty, stamp duty reserve tax or other documentary, transfer or registration duties or taxes and any notarisation fees (including in each case any related interest or penalties) arising as a result of the transfer of the Sale Shares, redemption of the Redemption Instruments and/or the transactions contemplated in Part C of Schedule 7 (Closing Arrangements) to this Deed. Nothing in clause 25 shall require the Purchaser to pay any Taxes or duties of any Seller or any of its Affiliates resulting from the Proposed Transaction other than as described in this clause 25.2.

26.	Payments

26.1	Subject to the terms of this Deed, any payment to be made pursuant to this Deed by the Purchaser (or any member of the Purchaser Group) to:

(a)	Jerseyco, shall be made to the Jerseyco Account;

(b)	Sky, shall be made to the Sky Account;

(c)	any Individual Seller, shall be made to the Individual Sellers’ Account provided that the Manco & Individual Sellers’ Representative and the Purchaser shall discuss in good faith after the date of this Deed whether such payments shall be made to a single account; and

(d)	Manco, shall be made to the Manco Account.

26.2	Any payment to be made pursuant to this Deed by the Sellers (or any of them) shall be made to the Purchaser’s Bank Account.

26.3	Payments under clauses 26.1 and 26.2 shall be in immediately available funds by electronic transfer for value on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.

26.4	If any sum due for payment in accordance with this Deed is not paid on the due date for payment, the person in default shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis.

27.	Notices

27.1	Any notice in connection with this Deed shall be in writing in English and delivered by hand or registered post or courier using an internationally recognised courier company, or by e-mail. A notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, if delivered by hand, registered post or courier or at the time of transmission if delivered by e-mail, provided that, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

27.2	The addresses and e-mail addresses of the parties for the purpose of clause 27.1 are:

Jerseyco

	For the attention of:	Address:	E-mail address:
Redacted -
contains
personal
information

Redacted -	With copies to:	Address:	E-mail address:
contains
personal	Tim Wilmot
information

Sky

Redacted -	For the attention of:	Address:	E-mail address:
contains
personal	Patrick Ineson
information

	With a copy to:	Address:	E-mail address:

Redacted -	Mark Bardell
contains
personal
information

Manco & the Individual Sellers’ Representative

	For the attention of:	Address:	E-mail address:

Redacted -	Richard Flint
contains
personal
information

	With a copy to:	Address:	E-mail address:

Redacted -	Liam Arthur
contains
personal
information

Purchaser Parties

	For the attention of:	Address:	E-mail address:

Redacted -	Marlon Goldstein,
contains	Executive Vice
personal	President & Chief
information	Legal Officer

	With a copy to:	Address:	E-mail address:

Redacted -	Jonathan Earle
contains
personal
information

27.3	Each party shall notify the other parties in writing of a change to its details in this clause 27 from time to time, provided that such notice shall only be effective on:

(a)	subject to clause 27.3(b), the date specified in the notice as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date which is the fifth Business Day after notice of any change has been given.

28.	Conflict with other Agreements

28.1	If there is any conflict between the terms of this Deed and any other agreement (including, for the avoidance of doubt, the Shareholders’ Deed), this Deed shall prevail (as between the parties to this Deed and as between any of their Affiliates) unless the parties are either also parties to that other agreement or otherwise expressly the parties to this Deed agree in writing that such other agreement shall override this Deed in that respect.

28.2	Each of the Sellers acknowledges and agrees, for the benefit of each other Seller, that the entry into of the Transaction Documents and the completion of the Proposed Transaction is approved for all purposes under the Shareholders’ Deed and the Articles, and no Seller shall assert any claim against any other Seller pursuant to the Shareholders’ Deed in respect of any action contemplated by the Transaction Documents.

29.	Whole Agreement

29.1	This Deed and the other Transaction Documents together set out the whole agreement between the parties in respect of the sale and purchase of the Sale Shares and the redemption of the Redemption Instruments and supersede any prior agreement (whether oral or written) relating to the Proposed Transaction. It is agreed that:

(a)	no party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of the other party (or any of its Connected Persons) in relation to the Proposed Transaction which is not expressly set out in this Deed or any other Transaction Document;

(b)	any terms or conditions implied by law in any jurisdiction in relation to the Proposed Transaction are excluded to the fullest extent permitted by law or, if incapable of exclusion, any right, or remedies in relation to them are irrevocably waived;

(c)	the only right or remedy of a party in relation to any provision of this Deed or any other Transaction Document shall be for breach of this Deed or the other relevant Transaction Document; and

(d)	except for any liability in respect of a breach of this Deed or any other Transaction Document, no party (or any of its Connected Persons) shall owe any duty of care or have any liability in tort or otherwise to the other parties (or their respective Connected Persons) in relation to the Proposed Transaction, provided that this clause 29 shall not exclude any liability for (or remedy in respect of) fraud or fraudulent misrepresentation. Each party agrees to the terms of this clause 29 on its own behalf and as agent for each of its Connected Persons.

30.	Tax, Withholdings and Set-Off

30.1	All sums payable under this Deed or any other Transaction Document or for breach of any of the provisions of this Deed or any other Transaction Documents shall be paid free and clear of all deductions or withholdings whatsoever, save only as provided in this Deed or as required by law.

30.2	Each Individual Seller shall indemnify his relevant Employing Target Company against all income tax and/or employee social security liability (each an Employee Tax Liability) for which his relevant Employing Target Company is required to account to the relevant Tax Authorities arising in connection with any payments received by such Individual Seller: (i) pursuant to this Deed; or (ii) from the Employee Benefit Trust in connection with the transactions contemplated by the Transaction Documents. The relevant Employing Target Company may recover the Employee Tax Liability from the Individual Seller in question by deducting the relevant amount from the Individual Seller’s Remuneration or in such other manner as the relevant Employing Target Company and the Individual Seller in question agree.

30.3	Subject to clauses 12.4 and 30.2, each party waives and relinquishes any right of set-off or counterclaim, deduction or retention which it might otherwise have out of any payments which it may be obliged to make (or procure to be made) to any other party pursuant to this Deed or otherwise.

31.	Waivers, Rights and Remedies

31.1	Except as expressly provided in this Deed, no failure or delay by any party in exercising any right or remedy relating to this Deed or any other Transaction Document shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

31.2	If any indemnity sum contained in this Deed payable by any party shall be subject to Tax in the hands of the recipient, the paying party shall be obliged to pay such sum as will after such Tax be the same amount as the recipient would have been entitled to receive in the absence of the Tax charge.

32.	Counterparts

This Deed may be executed in any number of counterparts and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Deed by e-mail attachment or telecopy shall be an effective mode of delivery.

33.	Amendments

33.1	Subject to clause 33.2, any amendment of this Deed (or of any other Transaction Document) shall be valid, effective and binding upon all parties hereto (including any that have not explicitly agreed to it) if it is in writing and duly executed by or on behalf of the Principal Sellers and the Purchaser, and the Principal Sellers and the Purchaser shall promptly notify all other parties of any amendment to this Deed made in accordance with this clause 33.1 to the extent that such parties have not been required to consent to the same.

33.2	The Manco & Individual Sellers’ Representative’s consent for any amendment or variation of this Deed shall be required only if such amendment or variation would have a materially adverse prejudicial impact on the rights or interests of Manco and/or the Individual Sellers which is disproportionate to the impact on the rights or interests of the Principal Sellers.

34.	Invalidity

Each of the provisions of this Deed and the other Transaction Documents is severable. If any such provision is held to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

35.	Third Party Enforcement Rights

35.1	The:

(a)	Connected Persons specified in clause 29 (Whole Agreement) shall have the right to enforce the relevant terms of that clause, the Covered Persons shall have the right to enforce the terms of clauses 13.3, 13.4 and 13.5;

(b)	Company shall have the right to enforce clauses 4.13, 15 (Termination of Shareholders’ Deed) and 28 (Conflict with other Agreements);

(c)	Employing Target Company specified in clause 30.2 shall have the right to enforce clause 30.2; and

(d)	Financing Sources shall have the right to enforce clause 36.

in each case by reason of the Contracts (Rights of Third Parties) Act 1999.

35.2	The rights set out in clause 35.1 are subject to the:

(a)	rights of the parties to amend or vary this Deed without the consent of any Connected Person, Covered Person or the Company (in each case, except in its capacity as a party to this Deed); and

(b)	other terms and conditions of this Deed.

35.3	Except as provided in clause 35.1, a person who is not a party to this Deed shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

36.	Non-Recourse

Each Seller agrees, on behalf of itself and its Affiliates, officers, directors, employees and representatives and their successors and assigns (the Seller Related Parties), that the Financing Sources shall be subject to no liability or claims by the Seller Related Parties arising out of or relating to this Deed, the Original Financing Documents, the Replacement Financing or the transactions contemplated hereby, or the performance of services by such Financing Sources with respect to the foregoing.

37.	Governing Law and Jurisdiction

37.1	This Deed and any non-contractual obligations arising out of or in connection with this Deed shall be governed by, and interpreted in accordance with, English law.

37.2	The English courts shall have exclusive jurisdiction in relation to all disputes (including claims for set-off and counterclaims) arising out of or in connection with this Deed including, disputes arising out of or in connection with: (a) the creation, validity, effect, interpretation performance or non-performance of, or the legal relationships established by, this Deed; and (b) any non-contractual obligations arising out of or in connection with this Deed. For such purposes each party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction.

37.3	Each of Jerseyco, Manco, the Purchaser Parties (other than the Purchaser) shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Deed.

Such agent details as at the date of this Deed are set out in clause 37.4 and any claim form, judgment or other notice of legal process shall be sufficiently served on such parties if delivered to such agent at its address for the time being. Each party irrevocably undertakes not to revoke the authority of this agent and if, for any reason, such party does so it shall promptly appoint another such agent with an address in England and advise the other parties.

37.4	The agent details as at the date of this Deed are as follows:

Jerseyco

Such person and address in England as Jerseyco shall notify the Purchaser within five Business Days of the date of this Deed.

Manco

	For the attention of:	Address:
Redacted -
contains	Richard Flint
personal
information

SGH BV, SGH UA and the Issuer

	For the attention of:	Address:

	The Directors, Stars Group	10th Floor
	Holdings (UK) Limited	The Met Building 22 Percy Street London W1T 2BU

Schedule 1 Part A

Shares and Loan Notes

Redacted -
contains
personal
information

Schedule 1 Part B

Shares and Loan Notes

Redacted -
contains
personal
information

Schedule 1 Part C

Shares and Loan Notes

Redacted -
contains
personal
information

Schedule 1 Part D

Shares and Loan Notes

Redacted -
contains
personal
information

Redacted -
Schedule 2	contains
personal
Purchaser Parties Loan Notes and Stock Component	information

Schedule 3 Individual Sellers’ Accounts

Redacted -
contains
personal
information

Schedule 4

Sellers’ Pre-Closing Conduct

1.	Subject to paragraph 2 of this Schedule 4 (Sellers’ Pre-Closing Conduct), from the date of this Deed until Closing, and to the extent within its power to do so, each Seller shall, to the extent possible through the exercise of its rights as shareholder in the Company, use its reasonable efforts, unless otherwise permitted by paragraph 2 of this Schedule 4 (Sellers’ Pre-Closing Conduct), to ensure that:

(a)	the business and affairs of each Target Company are conducted only in the ordinary and usual course of business as conducted prior to the date of this Deed and that no Target Company makes or agrees to make any payment other than routine payments in the ordinary and usual course of business;

(b)	each Target Company conducts its business in all material respects in accordance with all applicable legal and administrative requirements in any jurisdiction;

(c)	no Target Company adopts any change or alteration to its constitutional documents (or equivalent documents) or any terms of the Shareholders’ Deed or the Loan Note Instruments;

(d)	no Target Company passes any shareholder resolution;

(e)	no Target Company (a) alters its accounting reference date or year-end; or (b) adopts any changes to or alters its accounting or financial reporting policies, bases or methods (as consistently applied in the 12 months prior to the date of this Deed), other than as required by law or to comply with any new generally accepted accounting or financial reporting practice;

(f)	no Target Company removes, dismisses or appoints its auditors;

(g)	all reasonable steps are taken to preserve and protect the assets of each Target Company and to preserve and retain its goodwill (including the existing relationships with customers and suppliers);

(h)	no Target Company agrees to vary, create, increase, re-organise, consolidate, sub-divide, convert, reduce, redeem, repurchase, redesignate, redenominate or otherwise alter its issued share or loan capital;

(i)	no Target Company allots or issues or agrees to allot or issue any share or loan capital other than:

(i)	PIK Notes issued in accordance with the terms of the Loan Note Instrument; or

(ii)	from one Target Company to another Target Company;

(j)	no Target Company grants any right to subscribe for any share or loan capital other than from one Target Company to another Target Company (or agrees to do the same);

(k)	no Target Company agrees to reduce, capitalise, repay or distribute any amount standing to the credit of the share capital, share premium account, capital redemption reserve or any other reserve that person;

(l)	no Target Company declares, authorises, makes or pays any dividend or other distribution (whether in cash, stock or in kind) or reduces, purchases or redeems any part of its paid-up share capital (save to the extent required in order to pay any interest (or making any payment of kind) that is contemplated by the Facilities Agreement consistent with past practice);

(m)	no Target Company makes a decision or takes any steps to:

(i)	wind up or dissolve any Target Company or any branch of a Target Company;

(ii)	obtain an administration order in respect of any Target Company a branch of a Target Company;

(iii)	invite any person to appoint a receiver or receiver and manager of the whole or any part of the business or assets of any Target Company or a branch of a Target Company;

(iv)	make a proposal for a voluntary arrangement under section 1 of the Insolvency Act 1986 in respect of any Target Company;

(v)	obtain a compromise or arrangement under Part 26 of the Companies Act 2006 in respect of any Target Company or a branch of a Target Company; or

(vi)	do anything similar or analogous to those steps referred to in paragraphs 1(m)(i) to 1(m)(v) of this Schedule 4 (Sellers’ Pre-Closing Conduct), in any other jurisdiction;

(n)	no Target Company enters into any Third Party Debt or borrows any monies under the Facilities Agreements other than by way of its existing overdraft facilities or under its existing revolving credit facilities. For the avoidance of doubt, this paragraph shall not prohibit any Target Company from paying or accruing any interest (or making any payment of kind) that is contemplated by the Facilities Agreement;

(o)	no Target Company shall amend, or agree to amend, the terms of the Facilities Agreement or any other Collateral Document (as defined in the Facilities Agreement);

(p)	no Target Company shall create, or agree to create, any Third Party Right over the Sale Shares, any Redemption Instrument or the shares or assets of any Target Company or redeem, or agree to redeem, an existing Third Party Right over shares, redemption instruments or asset;

(q)	no Target Company shall agree to give any guarantee, indemnity or security, or the entry into of any agreement or arrangement having a similar effect or the assumption by Target Company of any liability, whether actual or contingent, in respect of any obligation of any person;

(r)	no Target Company shall enter into any transaction for the disposal of any share in the capital of any Target Company or any business (or any material part of the business) of any Target Company;

(s)	no Target Company shall acquire or dispose of, or agree to acquire or dispose of, a material asset or any material interest in any person except in the usual course of its trade or assume or incur, or agree to assume or incur, a material liability, obligation or expense (actual or contingent) except in the usual course of its trade;

(t)	no Target Company make, or agree to make, capital expenditure exceeding in aggregate and determined on a Group wide basis in total £20 million;

(u)	in relation to each of the Group’s leasehold properties (other than the third floor office premises at Tudor House, Le Bordage, St. Peter Port, Guernsey (the Guernsey Leasehold) to the extent that the relevant documentation in respect of the surrender of the Guernsey Leasehold by Bonne Terre Limited to McAulay (Tudor House) Limited is not fully executed and effective at the date of this Deed):

(i)	not change its existing use;

(ii)	not terminate, or give a notice to terminate, a lease, tenancy or licence;

(iii)	not apply for consent to do something requiring consent under a lease, tenancy or licence;

(iv)	not grant or refuse an application by a tenant, licensee or occupier to do something requiring its consent under a lease, tenancy or licence; and

(v)	not agree a new rent or fee payable under a lease, tenancy or licence;

(v)	no changes are made to the terms of employment or engagement (including any remuneration, benefits, pension or other commitments) which could increase the total staff costs of the Target Companies, or the remuneration of any one director or employee engaged in the business of the Target Companies by more than £25,000 per annum, save in each case for: (i) those changes required by law; or (ii) any changes which are contemplated in the Business Plan (plus a buffer of £25,000 in addition to the costs as so contemplated);

(w)	no Target Company employs or agrees to employ any person, or dismisses or agrees to dismiss any existing director, officer, employee or consultant of any Target Company, where the total staff costs of the Target Companies would be increased or decreased except: (a) where such dismissal is for cause (being incompetence or gross misconduct or other reasonable cause justifiable in law)); or (b) where the relevant costs are increased in accordance with (and as contemplated in) the Business Plan (plus a buffer of £25,000 in addition to the costs as so contemplated);

(x)	no Target Company shall establish any pension, retirement, death or disability or life assurance scheme, or any employees’ share scheme or employee trust or share ownership plan, share option or shadow share option scheme, or other profit sharing, bonus or incentive scheme in each case for any of the directors, employees or consultants or former directors or employees or consultants (or dependants thereof) of any Target Company, the variation of the terms or rules of any such new or any existing scheme, the appointment and removal of any trustee or manager of such a scheme or the allocation of options or other entitlements or the making of any payments under any such scheme;

(y)	no Target Company institutes, settles, compromises, releases or discharges any litigation, arbitration or mediation proceedings (or a possible claim, action, demand or dispute that may lead to such proceedings) or to affirmatively waive a right in relation to any litigation or arbitration or mediation proceeding in relation to the HMRC Enquiry or where that action is reasonably likely to result in a payment to or by a Target Company of £1 million or more (except for collection in the ordinary course of trading debts);

(z)	that the relevant Target Company provides the Purchaser (as soon as reasonably practicable following receipt) with any correspondence received from HMRC in connection with the HMRC Enquiry and shall consult and cooperate with the Purchaser in connection with the HMRC Enquiry;

(aa)	no Target Company sells, leases, licenses or otherwise transfers or disposes of, abandons or permits to lapse, fails to take any action necessary to maintain, enforce or protect, or creates or incurs any lien on, such Target Company’s rights in any material IPR or Business System used or held for use by the Target Companies in order to carry on the Business;

(bb)	no Target Company allows any insurance policy maintained by the Target Companies at the date of this Deed to lapse without replacement (to a similar level of cover) or renewal and to pay all sums due under each policy on a timely basis;

(cc)	no Target Company allows any regulatory licence (including any licence issued by a Gambling Authority) to lapse without replacement (to cover the same level of activities or permissions enjoyed by the relevant Target Company as at the date of this Deed) or renewal and the Target Companies continue to engage, correspond and interact with any regulator (including any Gambling Authority) in the ordinary course of business and consistent with past practice;

(dd)	no Target Company shall:

(i)	enter into or renew any contract, commitment or arrangement outside the ordinary and normal course of trading or otherwise than at arms’ length, or of any contract or arrangement which is, or is likely to be, material in the context of the Target Companies as a whole or the making of any payment by any Target Company other than on an arms’ length basis, or which is of an unusual or onerous nature;

(ii)	make any material change in the terms of, or the surrender or termination of, any contract with a value of £1 million or any Sky Agreement;

(iii)	enter into, amend or terminate any contract which is reasonably likely to involve expenditure in excess of £1 million per annum;

(iv)	enter into, terminate or withdraw from any partnership, joint venture arrangement, consortium or other similar arrangement; or

(v)	enter into any agreement which materially restricts its freedom to do business;

(vi)	enter into any agreement or arrangement with any Seller or any of its Affiliates;

(ee)	no Target Company shall make any material change to its business; and

(ff)	no Target Company will enter into any agreement or binding commitment or arrangement to do any of the actions described in paragraph 1 of this Schedule 4 (Sellers’ Pre-Closing Conduct).

2.	The obligations in paragraph 1 of this Schedule 4 (Sellers’ Pre-Closing Conduct) shall not apply in respect of any act or omission which is:

(a)	approved by the Purchaser, such approval not to be unreasonably withheld or delayed, provided that where any Seller requests the approval of the Purchaser pursuant to this paragraph 2(a), such approval will be deemed to have been given unless the Purchaser notifies the Sellers in writing within seven Business Days of the relevant request that the Purchaser does not approve the relevant act or omission;

(b)	in the ordinary course of business and consistent with past practice;

(c)	expressly permitted by, or necessary for the performance of, the terms of any Transaction Document;

(d)	necessary to discharge any obligation undertaken pursuant to any contract, arrangement, licence or consent entered into by or relating to any Target Company prior to the date of this Deed provided that such document is contained in the Data Room USB;

(e)	necessary, in the reasonable opinion of the Sellers, in order to comply with any requirement of applicable law or regulation (including any rules or requirements of any Governmental Entity);

(f)	any matter reasonably undertaken by any Target Company in an emergency or disaster situation with the intention of, and to the extent only of those matters strictly required with a view to, minimising any adverse effect thereof in relation to the relevant Target Company, provided that the Principal Sellers shall promptly notify the Purchaser in writing of such event;

(g)	required in order to comply with the terms of the Facilities Agreement (at the date of this Deed); or

(h)	taken in connection with the distribution by Manco of its portion of the Total Cash Consideration to the shareholders of Manco.

3.	The Purchaser shall not exercise any of its rights pursuant to this Schedule 4 (Sellers’ Pre-Closing Conduct) (including the right to refuse to approve any particular transaction or action) in such a manner as could disrupt unreasonably the efficient operations of any Target Company or which would otherwise have or be reasonably likely to have a material adverse effect on any of the Target Companies or the Business.

Schedule 5

Conditions and Approvals

Part A Anti-trust Approvals

1.	The Purchaser shall (and the Issuer shall procure that the Purchaser and any member of the Purchaser Group shall) ensure that the Anti-trust Approvals are obtained as soon as reasonably practicable after the date of this Deed. The Purchaser shall (and the Issuer shall procure that the Purchaser and any member of the Purchaser Group shall) subject to the remainder of this clause take all steps to satisfy any conditions imposed by any Governmental Entity or offer any undertakings necessary in order to ensure that the Anti-trust Approvals are obtained and shall take all steps and agree to any conditions (whether financial or otherwise) to obtain all consents, approvals or actions of any Governmental Entity, in each case which are required by such entity or otherwise necessary in connection with or in order to obtain the Anti-trust Approvals at the first stage of the relevant Governmental Entity’s review process and in any event prior to the Longstop Date, or at the second stage of the relevant Governmental Entity’s review process and in any event prior to the Longstop Date if, notwithstanding the Purchaser having taken the relevant steps described in this paragraph 1, the relevant Governmental Entity does not grant a conditional or unconditional approval (in terms which meet the requirements of the definition of the Anti-trust Approvals) at the first stage. The Purchaser shall (and the Issuer shall ensure that the Purchaser and any member of the Purchaser Group shall) for this purpose:

(a)	ensure that any notifications required in connection with the Anti-trust Approvals shall be made, or, in the case of the UK, pre-notification discussions shall be initiated, no later than the tenth Business Day following the date of this Deed;

(b)	promptly, and in any event in accordance with any relevant time limit, provide all information which is requested or required by any such Governmental Entity;

(c)	promptly notify the Principal Sellers (and provide copies or, in the case of non-written communications, details) of any material communication with any such Governmental Entity relating to any such consent, approval or action;

(d)	communicate with any such Governmental Entity only after prior consultation with the Principal Sellers and their advisers (and taking into account any reasonable comments and requests of the Principal Sellers and their advisers, provided that such comments are provided no later than three Business Days after being requested by the Purchaser and such comments do not, in the reasonable opinion of the Purchaser, materially prejudice the obtaining of any Anti-trust Approval) and provide the Principal Sellers (and their advisers) with copies of all such submissions, notifications, filings and other material communications in the form submitted or sent;

(e)	(without limiting paragraphs 1(c) or 1(d) of Part A of this Schedule 5 (Conditions and Approvals)) provide the Principal Sellers (and their advisers) with a final draft of all submissions, notifications, filings and other material communications to any Governmental Entity at such time as will allow them (and their advisers) a reasonable opportunity to provide comments and for the Purchaser to take account of any reasonable comments of them (and their advisers) on such drafts prior to their submission, provided that such comments are provided by no later than three Business Days after being requested by the Purchaser and such comments do not, in the reasonable opinion of the Purchaser, materially prejudice the obtaining of any Anti-trust Approval;

(f)	Subject to paragraph (h), offer, and not withdraw, within a reasonable time of becoming aware that remedies are (or are likely to be) required by any Governmental Entity to provide any of the Anti-trust Approvals, any undertakings and/or commitments that are necessary for the purpose of obtaining an appropriate conditional or unconditional approval (in terms which satisfy the Anti-trust Approvals) from any Governmental Entity referred to in the Anti-trust Approvals. For the avoidance of doubt, such undertakings and/or commitments shall include any condition, obligation, undertaking (including any behavioural or divestment or other undertaking) or modification relating in any manner whatsoever to:

(i)	any undertaking, or any business, activities, licence or assets (including employees) of any undertaking, that is held and/or controlled (directly or indirectly) by the Purchaser or any member of the Purchaser Group; or

(ii)	(subject to the exception in paragraph 6 of this Part A of Schedule 5 (Conditions and Approvals) in relation to the Sky Brand) any Target Company, or any business, activities, licence or assets (including employees) of any Target Company, and, for the avoidance of doubt, if any Governmental Entity makes clear or it otherwise becomes apparent to the Purchaser or any member of the Purchaser Group that any offer made under this paragraph 11 is not sufficient for it to provide a conditional or unconditional approval (in terms which meet the requirements of the definition of the Anti-trust Approvals), the Purchaser Group shall make such further or better offers (and not withdraw such offers) of undertakings and/or commitments until such point as the relevant Governmental Entity deems that a sufficient offer has been made and accepts such offer prior to the Longstop Date such that the Anti-trust Approvals may be satisfied;

(g)	where permitted by the Governmental Entity, allow persons nominated by the Principal Sellers and reasonably acceptable to the Purchaser to attend all meetings (and participate in all material telephone or other conversations) with the Governmental Entity, provided that such nominees shall not be permitted to make any submissions to the relevant Governmental Entity at such meetings unless requested to do so by the Governmental Entity, the Purchaser or its representatives (and provided that the Principal Sellers and/or the relevant nominees shall have had the opportunity to provide appropriate input towards the relevant interactions, which input the Purchaser shall have taken reasonable account of); and

(h)	regularly review with the Principal Sellers the progress of any notifications or filings required in connection with the Anti-trust Approvals (including, where necessary, seeking to identify appropriate commitments to address any concerns identified by any Governmental Entity) and discuss and consult with the Principal Sellers in relation to the scope, timing and tactics of any such commitments, with a view to obtaining a conditional or unconditional approval (in terms which meet the requirements of the definition of the Anti-trust Approvals) from any Governmental Entity as soon as reasonably practicable, provided that the Purchaser shall not in any Phase 1 merger control process offer any divestment remedy where the revenue attaching to the business which would be the subject of any such divestment exceeds 20 per cent. of the aggregate revenues of the Target Companies without the consent of the Principal Sellers, not to be unreasonably withheld or delayed.

2.	The Purchaser (or any member of the Purchaser’s Group) shall not make any filing with any Governmental Entity which is not required in order to obtain one of the Anti-trust Approvals without obtaining the prior written consent of the Principal Sellers as to the making of it and its form and content (such filing being an Additional Anti-trust Filing). If the Principal Sellers give their prior written consent in respect of any Additional Anti-trust Filing, then:

(a)	the Purchaser (or the relevant member of the Purchaser’s Group) shall ensure that any notifications required in connection with any Additional Anti-trust Filing shall be made no later than the tenth Business Day following the date on which the Principal Sellers have given their consent pursuant to this paragraph 2; and

(b)	paragraph 1 shall be interpreted as if references to ‘Anti-trust Approval’ were references ‘Additional Anti-trust Filing’ (and otherwise mutatis mutandis) so that all of the undertakings and obligations contained in paragraph 1 (excluding paragraph 1(a)) shall apply in an equivalent manner to such Additional Anti-trust Filing.

3.	All costs and expenses associated with the obtaining of any of the Anti-trust Approvals or the making of any Additional Anti-trust Filing shall be borne by the Purchaser.

4.	Unless and until this Deed is validly terminated in accordance with clause 3.4 or clause 6.4(c) (and without prejudice to the additional covenants and agreements set forth herein), the Purchaser shall not take or permit to be taken, and shall procure that none of its Representatives take or permit to be taken, any action that might reasonably be expected to increase the time required to obtain or otherwise adversely affect the obtaining of any Anti-trust Approval or the definitive conclusion of any Additional Anti-trust Filing.

5.	Subject to 4 of this Schedule 5 (Conditions and Approvals), each Seller shall, so far as it is within its power to do so (and, to the extent such provision would involve the disclosure of confidential or financial information, subject to appropriate confidentiality undertakings being obtained from such Governmental Entity), provide the Purchaser and any Governmental Entity with any necessary information and documents reasonably required for the purpose of making any submissions, notifications and filings to any such Governmental Entity required in connection with the Anti-trust Approvals or any Additional Anti-trust Filing.

6.	Each Seller, so far as it is within its power to do so, shall provide all reasonable assistance that the Purchaser requires in order to facilitate the offer, negotiation, agreement or implementation of remedies with any relevant Governmental Entity pursuant to paragraph 1 of this Part A of Schedule 5 (Conditions and Approvals), save that, in relation to the Sky Bet Brands or any brand related to the Sky Brand, Sky shall have no obligation to license the Sky Bet Brands to any licensee other than one it determines in its sole discretion acting reasonably to be an appropriate licensee of the brands.

7.	No Seller shall (and, so far as it is within its power to do so, each Seller shall procure that no Target Company shall) do anything, or omit to do any act or thing, that would materially prejudice the obtaining by the Purchaser of the Anti-trust Approvals (or the definitive conclusion of any Additional Anti-trust Filing) or the obligations of any member of any member of the Purchaser Group set out in this Part A of this Schedule 5 (Conditions and Approvals), in each case provided that:

(a)	Sky’s obligations pursuant to this paragraph 6 shall at all times be subject to its obligations as to comply with the Takeover Code (including without limitation Rule 21.1) and the Listing Rules; and Sky shall not be required to take any action which would require the prior approval of its shareholders or of the Takeover Panel or of the FCA; and

(b)	each Seller’s obligations pursuant to this paragraph 6 shall not at any time require it to take any such action (or omit to take any such action) which would be disproportionate to the commercial interests of its Group taken as a whole, in the context of comparing the proportionate value of its portion of the Total Consideration with the value of its Group taken as a whole.

Part B Purchaser Gambling Authorities Conditions

1.	The Purchaser Gambling Authorities Conditions consist of:

(a)	the Issuer making (or procuring that each relevant member of the Purchaser Group makes) an application to the Malta Gaming Authority in relation to Jerseyco becoming a new controller of the Issuer and the Malta Gaming Authority making a positive determination in relation to such application (Purchaser Maltese Gambling Authority Condition); and

(b)	the Issuer making (or procuring that each relevant member of the Purchaser Group makes) an application to the NTRC in relation to Jerseyco becoming a new controller of the Issuer and the NTRC making a positive determination in relation to such application (the Purchaser Australian Gambling Authority Condition).

2.	In relation to the Purchaser Maltese Gambling Authority Condition, the Issuer undertakes to procure that:

(a)	as soon as reasonably practicable following the date of this Deed, an application is made to the Malta Gaming Authority in relation to Jerseyco becoming a new controller of the Issuer, containing relevant information relating to Jerseyco’s proposed ownership of the Issuer following Closing as required by the rules and regulations of the Malta Gambling Authority (the Purchaser Maltese Gambling Authority Application); and

(b)	Jerseyco is kept informed regarding the progress towards satisfaction of the Purchaser Maltese Gambling Authorities Condition and that Jerseyco is:

(i)	promptly provided with draft copies of all applications, filings and other material written communications directed to the Malta Gaming Authority related to the Purchaser Maltese Gambling Authority Application at such time as will allow Jerseyco a reasonable opportunity to provide comments on such applications, filings or communications before they are submitted;

(ii)	(or its duly appointed representatives are), to the extent permitted by the Malta Gaming Authority, allowed to attend all meetings (whether in person, by telephone or by other means) with the Malta Gaming Authority (or, where required by applicable law or regulation such attendance to be limited to participation by Jerseyco’s solicitors) and, to make oral submissions at such meetings, having given the at least three Business Days’ notice of such meeting; and

(iii)	promptly provided with final copies of all applications, filings and other material written communications between the relevant member of the Purchaser Group and the Malta Gaming Authority, together with details and copies of any material oral communications to and from the Malta Gaming Authority in relation to the Purchaser Maltese Gambling Authority Application.

3.	In relation to the Purchaser Australian Gambling Authority Condition, the Issuer undertakes to procure that:

(a)	as soon as reasonably practicable following the date of this Deed, an application is made to the NTRC in relation to Jerseyco becoming a new controller of the Issuer containing relevant information relating to Jerseyco’s proposed ownership of the Issuer following Closing as required by the rules and regulations of the NTRC (the Purchaser Australian Gambling Authority Application); and

(b)	Jerseyco is kept informed regarding the progress towards satisfaction of the Purchaser Australian Gambling Authorities Condition and that Jerseyco is:

(i)	promptly provided with draft copies of all applications, filings and other material written communications directed to the NTRC related to the Purchaser Australian Gambling Authority Application at such time as will allow Jerseyco a reasonable opportunity to provide comments on such applications, filings or communications before they are submitted;

(ii)	(or its duly appointed representatives are), to the extent permitted by the NTRC, allowed to attend all meetings (whether in person, by telephone or by other means) with the NTRC (or, where required by applicable law or regulation such attendance to be limited to participation by Jerseyco’s solicitors) and, to make oral submissions at such meetings, having given the at least three Business Days’ notice of such meeting; and

(iii)	promptly provided with final copies of all applications, filings and other material written communications between the relevant member of the Purchaser Group and the NTRC, together with details and copies of any material oral communications to and from the NTRC in relation to the Purchaser Australian Gambling Authority Application.

Part C Target Company Gambling Authority Condition

1.	The Target Gambling Authority Condition consists of the Purchaser making an application to the Malta Gaming Authority in relation to the Purchaser becoming Cyan Blue International Limited’s new controller and the Malta Gaming Authority making a positive determination in relation to such application.

2.	In relation to the Target Maltese Gambling Authority Condition, the Issuer undertakes to procure that:

(a)	as soon as reasonably practicable following the date of this Deed, an application is made to the Malta Gaming Authority in relation to the Purchaser becoming Cyan Blue International Limited’s new controller and containing relevant information relating to Jerseyco’s proposed ownership of the Issuer following Closing as required by the rules and regulations of the Malta Gambling Commission (the Target Maltese Gambling Authority Application); and

(b)	Jerseyco is kept informed regarding the progress towards satisfaction of the Target Maltese Gambling Authority Condition and that Jerseyco is:

(i)	promptly provided with draft copies of all applications, filings and other material written communications directed to the Malta Gaming Authority related to the Target Maltese Gambling Authority Application at such time as will allow Jerseyco a reasonable opportunity to provide comments on such applications, filings or communications before they are submitted;

(ii)	(or its duly appointed representatives are), to the extent permitted by the Malta Gaming Authority, allowed to attend all meetings (whether in person, by telephone or by other means) with the Malta Gaming Authority (or, where required by applicable law or regulation such attendance to be limited to participation by Jerseyco’s solicitors) and, to make oral submissions at such meetings, having given the at least three Business Days’ notice of such meeting; and

(iii)	promptly provided with final copies of all applications, filings and other material written communications between Cyan Blue International Limited and the Malta Gaming Authority, together with details and copies of any material oral communications to and from the Malta Gaming Authority in relation to the Target Maltese Gambling Authority Application.

Part D The Gambling Authorities Conditions

1.	In relation to the Gambling Authorities Conditions, and subject to Part E of this Schedule 5 (Conditions and Approvals), each of Jerseyco and the Purchaser shall, so far as they are reasonably able and to the extent that it is within their power to do so (and, to the extent such provision would involve the disclosure of confidential or financial information, subject to appropriate confidentiality undertakings being obtained from the Gambling Authorities (as applicable)), provide the other, and any of the Gambling Authorities (as applicable), with any necessary information and documents reasonably required for the purpose of making any such submissions, notifications and filings to any of the Gambling Authorities or which are otherwise required in connection with the Gambling Authorities Conditions.

2.	Jerseyco or the Purchaser shall promptly notify each of the other Sellers (in writing) of any necessary information and/or documents in the possession of that Seller that Jerseyco or the Purchaser reasonably requires for the purpose of making any such submissions, notifications and filings to any of the Gambling Authorities or which are otherwise required in connection with the Gambling Authorities Conditions.

3.	Each of Sky, Manco and the Individual Sellers shall, so far as it is reasonably able and to the extent that it is within its power to do so (and, to the extent such provision would involve the disclosure of confidential or financial information, subject to confidentiality undertakings (and, if required, clean team arrangements) reasonably satisfactory to the disclosing party being obtained from the Purchaser and the Gambling Authorities (as applicable)), promptly provide Jerseyco and/or the Purchaser with any necessary information and documents requested in accordance with paragraph 2 above.

4.	The party making the submissions, notifications or filings to the relevant Gambling Authority shall bear the costs of that Gambling Authority in connection with the satisfaction of the Gambling Authorities Condition.

5.	In relation to each Gambling Authorities Condition, the party making the submissions, notifications or filings to the relevant Gambling Authority shall, at its own cost, use best efforts to ensure that the relevant Gambling Authority Condition is fulfilled as soon as practicable after the date of this Deed. Such party shall have primary responsibility for obtaining all consents, approvals, positive determinations or actions of the relevant Gambling Authority which are required in order to satisfy the relevant Gambling Authorities Condition and shall take all steps necessary for that purpose (including making the appropriate submissions, notifications and filings in accordance with the provisions of this Schedule 5 (Conditions and Approvals)).

Part E General

In relation to the Conditions, no party shall be obliged to disclose to or receive from another party, any of its advisers or any of its or their Affiliates, any confidential or otherwise commercially sensitive information or business secrets or copies or details of any submissions, notifications, filings or other communications containing such information and any persons attending meetings or calls in relation to the Conditions shall recuse themselves on request from any part of such meeting or call during which such information is discussed. The parties will therefore make arrangements for the provision of: (i) copies of relevant information, documents and communications to each relevant other party’s external advisors on a counsel-to-counsel basis; and (ii) redacted versions excluding any such confidential or commercially sensitive information or business secrets to each relevant other party.

Schedule 6

Closing Statement

	SPA Clause Ref	Item	Value	Value
1.	4.2(a)	Outstanding Debt		[£[•]]
2.	4.2(a)	Hedging Range		[£[•]]
3.	4.2(b)	[SELLER ADVISER]	[£[•]]
Payee: [•]
Account details: [•]
4.	4.2(b)	[SELLER ADVISER]	[£[•]]
Payee: [•]
Account details: [•]
5.	4.2(b)	Sellers’ Transaction Costs		[£[•]]
6.	4.2(c)	Closing Cash Amount	[£[•]]
7.	4.2(d)	Deferred Share Amount	[£[•]]
8.	4.2(e)	Total Non-Deferred Share Cash Amount	[£[•]]
9.	4.2(f)	Jerseyco Ordinary Share Cash Amount	[£[•]]

	SPA Clause Ref	Item	Value	Value
10.		Sky’s Ordinary Share Cash Amount	[£[•]]
11.		Manco’s Ordinary Share Cash Amount	[£[•]]
12.		Individual Sellers’ Ordinary Share Cash Amount (and setting out each Individual Seller’s Ordinary Share Cash Amount separately)	[£[•]]
13.	4.2(g)	CV Share Amount	[£[•]]
14.	4.2(h)	Loan Note Redemption Amount	[£[•]]
15.	4.2(i)	Preference Share Redemption Amount	[£[•]]
16.	4.2(j)	Jerseyco’s Redemption Component	[£[•]]
17.		Sky’s Redemption Component	[£[•]]
18.		Manco’s Redemption Component	[£[•]]
19.	4.2(k)	Seller Agreed Leakage Amount		[£[•]]

	SPA Clause Ref	Item	Value	Value
20.	4.2(l)	Jerseyco Stock Component		[•] Issuer Common Shares
21.		Manco Stock Component		[•] Issuer Common Shares
22.		Sky Stock Component		[•] Issuer Common Shares
23.		Individual Sellers Stock Component (and setting out each Individual Seller’s Stock Component separately)		[•] Issuer Common Shares

Schedule 7

Closing Arrangements

Part A Sellers’ Obligations

1.	At Closing:

(a)	each of the Sellers shall deliver or procure that there is delivered to the Purchaser (or made available to the Purchaser’s reasonable satisfaction):

(i)	duly executed transfers into the name of the Purchaser in respect of all the Sale Shares held by it and set out in the Share and Loan Note Schedule;

(ii)	share certificates and loan note certificates relating to all the Sale Shares or Redemption Instruments (as applicable) held by it (or indemnities in the Agreed Form in lieu of such certificates if those certificates have been lost by that Seller);

(iii)	a lock up deed in the Agreed Form relating to the Stock Component to be issued to each Seller duly executed by each Seller;

(iv)	an copy of the members’ register of Cyan Blue Core Limited updated to the extent fully executed copies of CB Core Transfer Documents are received by Jerseyco not less than one Business Day before Closing; and

(v)	a certified copy of board resolutions of the Company in the Agreed Form, including:

(A)	sanctioning for registration the transfers in respect of the Sale Shares;

(B)	approving the redemption of the Redemption Instruments;

(C)	following Closing, the redemption of the CV Deferred Shares;

(D)	accepting the resignations of the officers of the Company referred to in paragraphs 1(b)(vii) and 1(b)(viii) of Part A of this Schedule 7 (Closing Arrangements);

(E)	appointing such persons as notified by the Purchaser to Jerseyco in writing no later than six Business Days prior to Closing to be the directors and secretary of the Company; and

(F)	approving the entry into any Transaction Document to which it is a party.

(b)	Jerseyco shall deliver or procure that there is delivered to the Purchaser (or made available to the Purchaser’s reasonable satisfaction):

(i)	duly executed Pay-Off Letters and, subject to the Purchaser having made (or procured) payment of the Outstanding Debt and the Hedging Amount pursuant to the Pay-Off Letters, the Security Releases;

(ii)	subject to the Purchaser having made (or procured) payment of the Outstanding Debt and the Hedging Amount pursuant to the Pay-Off Letters related to the Facilities Agreement, written confirmation from the Administrative Agent that paragraph 1(b)(i) of Part B of this Schedule 7 (Closing Arrangements) has been completed with respect to such Outstanding Debt and the Hedging Amount;

(iii)	the Sky Deed of Variation and Amendment duly executed by each relevant Target Company;

(iv)	the Registration Rights Agreement duly executed by the parties thereto (other than the Issuer);

(v)	in respect of the Company, the certificate of incorporation, common seal (if it exists), share register or ledger and share certificate book (with any unissued share certificates) and all minute books and other statutory books (which shall be written up to but not including Closing) or such equivalent items in the relevant jurisdiction as are kept by the relevant Target Company or which the law of the jurisdiction of incorporation of the Target Company requires it to keep;

(vi)	to the extent not in the possession of any Target Company, in respect of each Target Company (other than the Company) the certificate of incorporation, common seal (if it exists), share register or ledger and share certificate book (with any unissued share certificates) and all minute books and other statutory books (which shall be written up to but not including Closing) or such equivalent items in the relevant jurisdiction as are kept by the relevant Target Company or which the law of the jurisdiction of incorporation of the Target Company requires it to keep;

(vii)	as notified by the Purchaser to Jerseyco in writing no later than six Business Days prior to Closing, the duly signed resignations of such persons as directors of the Company and as directors of any other Target Companies in the Agreed Form; and

(viii)	unless otherwise notified in writing by the Purchaser to Jerseyco prior to Closing, the duly signed resignations of such persons acting as secretary of the Company and as secretary of any other Target Companies in the Agreed Form;

(c)	Jerseyco shall make reasonable efforts to deliver all documents (including share certificates, signed but undated stock transfer forms and documents of title) (if any) held by the Security Agent (as defined under each of the Facilities Agreements) under or pursuant to the Facilities Agreement;

(d)	Jerseyco, Sky and Manco shall each respectively deliver or procure that there is delivered to the Purchaser a copy of a resolution (certified by a duly appointed officer as true and correct) of the board of directors of each of Jerseyco, Sky and Manco, respectively, authorising the execution of and the performance by each of Jerseyco, Sky and Manco, respectively, of their obligations under this Deed and each of the Transaction Documents to be executed by them; and

(e)	Sky shall deliver or procure that there is delivered to the Purchaser the Sky Deed of Variation and Amendment duly executed by the parties thereto (other than the Target Companies).

Part B Purchaser Parties’ Obligations

1.	At Closing, the Purchaser shall:

(a)	deliver (or procure that there is delivered) to the Sellers (or made available to the Sellers’ reasonable satisfaction):

(i)	a copy of a resolution (certified by a duly appointed officer as true and correct) of the board of directors of the Purchaser authorising the execution of and the performance by the Purchaser of its obligations under this Deed and each of the Transaction Documents to be executed by it;

(ii)	lock up deeds in the Agreed Form relating to the Stock Component to be issued to each Seller duly executed by the Issuer;

(iii)	the Registration Rights Agreement duly executed by the Issuer;

(iv)	the Purchaser Loan Note Instrument duly executed by the Purchaser; and

(v)	the Purchaser Loan Note Certificates duly executed by it in favour of the relevant Sellers;

(b)	procure:

(i)	that the relevant Target Company pays the Outstanding Debt as set out in the Closing Statement and the Hedging Amount to the persons and the account details as set out in the Pay-Off Letters;

(ii)	the payment to each Seller of an amount in cash equal to its Ordinary Share Cash Amount;

(iii)	the payment to Sky of the CV Share Amount;

(iv)	the payment to Manco of the Deferred Share Amount;

(v)	that the Company pays to each Seller an amount in cash equal to its Redemption Component (if any);

(vi)	that the relevant Target Company, to the extent not paid prior to the Closing Date, pays the Sellers’ Transaction Costs (together with any Tax payable thereon) as shown in the Closing Statement to the persons entitled to such amounts; and

(vii)	subject clauses 4.8, 6.8 and 6.11, the issue of the Purchaser Loan Notes to the Sellers in the amounts set out opposite their respective names in column 2 of the Purchaser Parties Loan Notes and Stock Component Schedule.

2.	At Closing, SGH BV shall deliver (or procure that there is delivered) to the Sellers (or made available to the Sellers’ reasonable satisfaction):

(a)	a copy of a resolution (certified by a duly appointed officer as true and correct) of the management board of SGH BV authorising the execution of and the performance by SGH BV of its obligations under this Deed and each of the Transaction Documents to be executed by it; and

(b)	the SGH BV Loan Note Instrument duly executed by SGH BV.

3.	At Closing, SGH UA shall deliver (or procure that there is delivered) to the Sellers (or made available to the Sellers’ reasonable satisfaction):

(a)	a copy of a resolution (certified by a duly appointed officer as true and correct) of the management board of SGH UA authorising the execution of and the performance by SGH UA of its obligations under this Deed and each of the Transaction Documents to be executed by it; and

(b)	the SGH UA Loan Note Instrument duly executed by SGH UA.

4.	At Closing, the Issuer shall deliver (or procure that there is delivered to the Sellers) a copy of a resolution (certified by a duly appointed officer as true and correct) of the board of directors of the Issuer authorising the execution of and the performance by the Issuer of its obligations under this Deed and each of the Transaction Documents to be executed by it.

Part C Issue of Loan Notes and Issuer Common Shares

1.	Immediately following (i) the issue of the Purchaser Loan Notes to the Sellers pursuant to paragraph 1(b)(vii) of Part B of this Schedule 7 (Closing Arrangements); or (ii) in the case of Jerseyco and Sky, the issue of the Purchaser Loan Notes to Sky and/or Jerseyco pursuant to clauses 6.8(c) and/or 6.11(c) (as applicable):

(a)	each Seller shall sell its Loan Note Component of the Purchaser Loan Notes and SGH BV shall purchase free from all Third Party Rights the full legal and beneficial interest in the Purchaser Loan Notes including all accrued rights and with full title guarantee; and

(b)	the consideration for the sale by the Sellers of the Purchaser Loan Notes held by them shall be the issue by SGH BV to each Seller its Loan Note Component of the number of SGH BV Loan Notes set out opposite its name in column 3 of the Purchaser Parties Loan Notes and Stock Component Schedule and SGH BV shall issue such loan notes to the Sellers;

(c)	each Seller shall deliver to SGH BV the Purchaser Loan Note Certificates held by it; and

(d)	SGH BV shall deliver to each Seller the SGH BV Loan Note Certificates duly executed by it in favour of the relevant Seller.

2.	Immediately following completion of the steps set out in paragraph 1 of Part C of this Schedule 7 (Closing Arrangements):

(a)	each Seller shall sell its Loan Note Component of SGH BV Loan Notes and SGH UA shall purchase free from all Third Party Rights the full legal and beneficial interest in the SGH BV Loan Notes including all accrued rights and with full title guarantee; and

(b)	the consideration for the sale by the Sellers of the SGH BV Loan Notes held by them shall be the issue by SGH UA to each Seller of its Loan Note Component of SGH UA Loan Notes and SGH UA shall issue such loan notes to the Sellers;

(c)	each Seller shall deliver to SGH UA the SGH BV Loan Note Certificates held by it; and

(d)	SGH UA shall deliver to each Seller the SGH UA Loan Note Certificates duly executed by it in favour of the relevant Seller.

3.	Immediately following completion of the steps set out in paragraph 2 of Part C of this Schedule 7 (Closing Arrangements):

(a)	each Seller shall sell its Loan Note Component of SGH UA Loan Notes and the Issuer shall purchase free from all Third Party Rights the full legal and beneficial interest in the SGH UA Loan Notes including all accrued rights and with full title guarantee;

(b)	the consideration for the sale by the Sellers of the SGH UA Loan Notes held by them shall be the issue by the Issuer to each Seller of its Stock Component of Issuer Common Shares and the Issuer shall issue and deliver to each Seller, from treasury, such number of Issuer Common Shares as is equal to such Seller’s Stock Component; and

(c)	each Seller shall deliver to the Issuer the SGH UA Loan Note Certificates held by it.

Part D General

1.	All documents and items delivered at Closing pursuant to Part A and Part B of this Schedule 7 (Closing Arrangements) shall be held by the recipient to the order of the person delivering the same until such time as Closing shall be deemed to have taken place. Simultaneously with:

(a)	delivery of all documents and all items required to be delivered at Closing pursuant to Part A and Part B of this Schedule 7 (Closing Arrangements) (or waiver of the delivery of it by the person entitled to receive the relevant document or item);

(b)	receipt of electronic funds transfers in accordance with paragraph 1(b)(i) to paragraph 1(b)(ii) of Part B of this Schedule 7 (Closing Arrangements); and

(c)	the issue of the Purchaser Loan Notes in accordance with paragraph 3 of Part C of this Schedule 7 (Closing Arrangements),

the documents and items delivered in accordance with Part A and Part B of this Schedule 7 (Closing Arrangements) shall cease to be held to the order of the person delivering them and Closing shall be deemed to have taken place.

Schedule 8

Leakage

For the purposes of this Deed, Leakage means:

1.	any dividend, bonus or distribution or profits, income or assets (whether in cash or in kind) declared, paid or made or agreed to paid or made by any Target Company to, or on behalf of, or for the benefit of any Seller or any of its Affiliates and, in the case of Jerseyco, any CVC Entity;

2.	any payment made or agreed (whether in cash or in kind) to be made by any Target Company in respect of any share or loan capital (or other relevant securities or instruments) of any Target Company being redeemed, purchased or repaid, or any other return of capital (whether by reduction of capital or redemption or purchase of shares) by any Target Company, in each case, to, or on behalf of, or for the benefit of any Seller or any of its Affiliates and, in the case of Jerseyco, any CVC Entity, including the payment of any interest on any Loan Note or PIK Note under the terms of the Loan Note Instrument;

3.	any fees (including directors’ fees, monitoring fees, bonuses, loan repayments or management fees or any other such fees) paid or agreed to be paid by any Target Company to, or on behalf of, or for the benefit of any Seller or any of its Affiliates and, in the case of Jerseyco, any CVC Entity;

4.	the waiver, deferral or release by any Target Company of any economic benefit or amount owed to that Target Company or any assumption or discharge of any liability (including in relation to any recharging of costs of any kind) by any Target Company, in each case, to, or on behalf of, or for the benefit of any Seller or any of its Affiliates and, in the case of Jerseyco, any CVC Entity;

5.	any asset transferred or agreed to be transferred to, or liabilities or obligation assumed, guaranteed, indemnified or otherwise incurred for the benefit of, any Seller or any of its Affiliates and, in the case of Jerseyco, any CVC Entity, by any Target Company;

6.	any Transaction Costs or transaction or retention bonuses for management incurred, paid or agreed to be paid by any Target Company to any person;

7.	any agreement, arrangement or commitment (whether or not conditional) made or entered into by any Target Company to do or give effect to any matter referred to in paragraphs 1 to 6 (inclusive) of this Schedule 8 (Leakage); and

8.	any fees, costs or Tax or amount in respect of Tax payable, paid, incurred or suffered by any Target Company in respect of or in consequence of any of the matters referred to in paragraphs 1 to 7 (inclusive) of this Schedule 8 (Leakage), save to the extent that the Tax is capable of being reduced by any Relief available to any Target Company which arose before the Locked Box Date,

but,	in each case, does not include Permitted Leakage.

Schedule 9

Permitted Leakage

Description of Permitted Leakage

1.	Any salaries, remunerations (including bonuses), fees and reimbursement of costs and expenses paid or agreed to be paid to the employees, officers or directors of any Target Companies in accordance with the ordinary course of the terms of their employment, engagement or other service with any Target Company or any existing remuneration or reimbursement policy of the Target Companies, in each case as contained in folders 7.1 (Ace/Mercury DR 2018), 8.13 (Ace/Mercury DR 2018) and 7.3.3 (Mercury DR 2018) of the Data Room USB.

2.	Any action or matter undertaken or to be undertaken or payment made or agreed to be made at the written request of the Purchaser or any payment expressly provided for pursuant to or in accordance with the terms of this Deed.

3.	Any accrual, declaration or payment of any Preference Dividend or the payment of any amount of the Preference Share Redemption Amount in accordance with the Articles.

4.	Any payments for any amounts accrued, reserved or provisioned and specifically referred to and quantified in the Locked Box Accounts.

5.	Any accrual, compounding or payment of interest on the Loan Notes or issuance of PIK Notes or the payment of any part of the Loan Note Redemption Amount in each case in accordance with the terms of the Loan Notes Instrument between the Locked Box Date and Closing.

6.	Sellers’ Transaction Costs.

7.	Any payments made, or amounts accrued or reserved, pursuant to the terms of the Sky Agreements or any other agreement entered into in the ordinary course of business between any Target Company and Sky (or any Affiliate of Sky).

8.	Any Tax or amount in respect of Tax payable or suffered by any Target Company in respect of or in consequence of any of the matters referred to in rows 1 to 7 (inclusive) of this Schedule 9 (Permitted Leakage).

Schedule 10

Purchaser Parties Warranties

Part A Purchaser, SGH BV and SGH UA Warranties

1.	Each of the Purchaser, SGH BV and SGH UA warrants to each of the Sellers that:

1.1	at Closing, the loan notes to be issued by it in accordance with Part C of Schedule 7 (Closing Arrangements) have been properly constituted and are free of Third Party Rights and when issued, will be duly issued to the Sellers;

1.2	this Deed and each of the other Transaction Documents to which it is party has been duly executed and delivered by it and constitute legal, valid and binding obligations of it enforceable in accordance with their respective terms;

1.3	it is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation, has been in continuous existence since incorporation and has full power to conduct its business as conducted at the date of this Deed;

1.4	it has full power and authority to execute this Deed and each of the other Transaction Documents to which it is a party and to perform its obligations under this Deed and each of the other Transaction Documents to which it is a party, it has obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences and authorisations required to empower it to enter into and perform its obligations under this Deed and the other Transaction Documents to which it is party;

1.5	entry into and performance by it of this Deed and/or any other Transaction Documents to which it is party will not:

(a)	breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents; or

(b)	(subject, where applicable, to fulfilment of the Conditions) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority;

1.6	it is not insolvent or bankrupt under the laws of its jurisdiction of incorporation, is not unable to pay its debts as they fall due or has not proposed or is not liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them where any such insolvency, bankruptcy, inability to pay debts or arrangement would affect its ability to enter into or perform its obligations under this Deed and/or any Transaction Document to which it is party;

1.7	there are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning it and no events have occurred which would justify such proceedings where any such proceedings or events would affect its ability to enter into or perform its obligations under this Deed and/or any other Transaction Document to which it is party;

1.8	no steps have been taken to enforce any security over any of its assets and no event has occurred to give the right to enforce such security where, in either case, any such step or event would affect its ability to enter into or perform its obligations under this Deed and/or any other Transaction Document to which it is party;

2.	The Purchaser warrants to each of the Sellers that it is purchasing the Sale Shares for itself beneficially and not wholly or partly as agent for any other person.

Part B Issuer Warranties

The Issuer warrants to each of the Sellers that:

1.1	this Deed and each of the other Transaction Documents to which it is party has been duly executed and delivered by it and constitute legal, valid and binding obligations of it enforceable in accordance with their respective terms;

1.2	it is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation, has been in continuous existence since incorporation and has full power to conduct its business as conducted at the date of this Deed;

1.3	it has full power and authority to execute this Deed and each of the other Transaction Documents to which it is a party and to perform its obligations under this Deed and each of the other Transaction Documents to which it is a party, it has obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences and authorisations required to empower it to enter into and perform its obligations under this Deed and the other Transaction Documents to which it is party;

1.4	entry into and performance by it of this Deed and/or any Transaction Documents to which it is party will not:

(a)	breach any provision of its articles of continuance, by-laws or equivalent constitutional documents;

(b)	save in respect of the holders of the Convertible Preferred Shares, require any consents from any third parties (including from any lender, provider of debt finance or holder of a debt-like instrument) or other external shareholder consent;

(c)	(subject, where applicable, to fulfilment of the Conditions) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any Governmental Entity;

1.5	it is not insolvent or bankrupt under the laws of its jurisdiction of incorporation, is not unable to pay its debts as they fall due or has not proposed or is not liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them where any such insolvency, bankruptcy, inability to pay debts or arrangement would affect its ability to enter into or perform its obligations under this Deed and/or any Transaction Document to which it is party;

1.6	there are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning it and no events have occurred which would justify such proceedings where any such proceedings or events would affect its ability to enter into or perform its obligations under this Deed and/or any other Transaction Document to which it is party;

1.7	no steps have been taken to enforce any security over any of its assets and no event has occurred to give the right to enforce such security where, in either case, any such step or event would affect its ability to enter into or perform its obligations under this Deed and/or any other Transaction Document to which it is party;

1.8	as of the date hereof:

(a)	no event has occurred and there is no circumstance existing as at the date of this Deed of which it is aware which may be reasonably expected to give rise to, or which, with or without notice, lapse of time or both, would constitute, a default or breach on the part of the relevant member of the Purchaser Group under any term or condition of the Original Financing Documents which could prejudice the ability of the Purchaser to pay the Total Cash Consideration;

(b)	the status of the conditions precedent to be satisfied by the relevant member of the Purchaser Group pursuant to, and with respect to the initial utilisation under, the Original Financing Documents is as set out in the conditions precedent confirmation letter from the Original Financing Sources to the Issuer dated the date of this Deed and there are no other conditions precedent to initial utilisation except as set out in such conditions precedent confirmation letter and Article IV (Conditions to Closing) of Exhibit E (Form of Interim Credit Agreement) of the Original Financing Documents;

(c)	it has no reason to believe that the Purchaser will be unable to satisfy on a timely basis any outstanding condition precedent to be satisfied by the Purchaser pursuant to, and with respect to the initial utilisation under, the Original Financing Documents; and

(d)	the relevant member of the Purchaser Group has fully paid any and all commitment fees or other fees required by the Original Financing Documents to be paid on or before the date hereof;

1.9	in relation to its share capital:

(a)	the authorised capital of the Issuer consists of:

(i)	an unlimited number of Issuer Common Shares, of which 148,663,276 are issued and outstanding as of the close of business on the date of this Deed; and

(ii)	an unlimited number of Convertible Preferred Shares of which 1,138,978 are issued and outstanding as of the close of business on the date of this Deed; and

(b)	the fully diluted share capital of the Issuer is 218,254,167 Issuer Common Shares and 1,138,978 Convertible Preferred Shares as at the date of this Deed;

1.10	as of the close of business on the date of this Deed, and excluding the Convertible Preferred Shares, there were:

(a)	no outstanding securities of the Issuer or any member of the Purchaser Group convertible into or exchangeable for shares of capital stock of the Issuer that track the economic performance of the Purchaser Group;

(b)	no outstanding options, warrants, rights or other commitments or agreements to acquire from the Issuer or that obligate the Issuer to issue, any capital stock of or any securities convertible into or exchangeable for shares of capital stock of the Issuer that track the economic performance of the Issuer other than (i) 4,000,000 Issuer Common Shares issuable upon exercise of the outstanding warrants of the Issuer, (ii) 6,088,076 Issuer Common Shares issuable upon the outstanding stock options of the Issuer, and (iii) 739,543 Issuer Common Shares issuable upon settlement of other outstanding equity-based awards of the Issuer (the items in paragraph 1.9(a) and 1.9(b) of this Part B of this Schedule 10 (Purchaser Parties Warranties), together with the Issuer Common Shares, being referred to collectively as Issuer Securities);

(c)	no obligations of the Issuer to repurchase, redeem or otherwise acquire any outstanding Issuer Securities, or to vote or to dispose of shares of capital stock of the Issuer that track the economic performance of the Issuer, other than outstanding compensatory equity awards relating to Issuer Common Shares, together with the net settlement provisions applicable thereto; and

(d)	other than as publicly disclosed in the Issuer CSA Documents, no outstanding shareholder rights plans, agreements, arrangements or commitments of any character whatsoever (pre-emptive, contingent or otherwise) requiring or which may require the issuance, sale or transfer by the Issuer of any shares of the Issuer or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire any shares or other equity or voting interests in the Issuer;

1.11	all outstanding shares in the capital of the Issuer have been duly authorised and validly issued, are fully paid and non-assessable;

1.12	other than the Issuer Common Shares and the Convertible Preferred Shares in the capital of the Issuer, there are no securities or other instruments or obligations of the Issuer that carry (or other than shares issuable pursuant to the exercise of warrants, options and other equity-based awards of the Issuer) the right to vote generally with the shareholders of the Issuer on any matter;

1.13	the Issuer Common Shares comprising the Aggregate Issuer Common Shares have been, or prior to the Closing, will be, validly authorised, allotted and reserved for issuance from treasury and when issued in accordance with the terms of this Deed, will be validly issued as fully paid and non-assessable;

1.14	the Issuer Common Shares comprising the Aggregate Issuer Common Shares have been offered and will be offered and sold to the Sellers in an offshore transaction pursuant to Regulation S under the Securities Act and, when sold to the Sellers, will not be considered “restricted securities” as defined under Rule 144 of the Securities Act;

1.15	other than as publicly disclosed in the Issuer CSA Documents, the Issuer is not a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Issuer Securities or any other agreement relating to the declaration of any dividends with respect to any Issuer Securities;

1.16	all of the outstanding Issuer Common Shares are listed and posted for trading on the TSX and the NASDAQ and the Issuer is not in default of the rules, regulations or policies of the TSX or the NASDAQ;

1.17	it is not subject to continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction other than the provinces and territories of Canada and the United States;

1.18	no delisting suspension of trading in or cease trade or other order or restriction with respect to any securities of the Issuer and, no inquiry or investigations (formal or informal) of any Canadian Securities Authority or the TSX or the NASDAQ is pending, in effect or ongoing or to the knowledge of the Issuer, has been threatened or is expected to implemented or undertaken;

1.19	it is a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act;

1.20	it is a “reporting issuer” or the equivalent thereof in the each of the provinces and territories of Canada and not in default under applicable Canadian securities laws and the Issuer has complied in all material respects with applicable Canadian securities laws;

1.21	since 1 January 2015 it has timely filed or furnished all applicable filings with any Governmental Entity relating to securities matters (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations);

1.22	each of its securities filings complied as filed in all material respects with applicable law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Deed, on the date of such filing), contain any misrepresentation;

1.23	it has not filed any confidential material change report or other document with any applicable Canadian Securities Authority or any other applicable Governmental Entities relating to securities matters which remains confidential as of the date of this Deed;

1.24	since 1 January 2015, it has timely filed with, or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents required to be filed by the Issuer (together with all exhibits and schedules thereto and all information incorporated therein by reference, the Issuer SEC Documents);

1.25

its consolidated financial statements (including the related notes) included or incorporated by reference in the Issuer CSA Documents and/or the Issuer SEC Documents (as applicable) were prepared in all material respects in accordance with IFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the Canadian Securities Authority or SEC (as applicable))

and fairly presented in all material respects the consolidated financial position of the Issuer and its consolidated subsidiary undertakings as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end and quarter-end adjustments); and

1.26	it has established and maintains or has caused to be established and maintained, a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes policies and procedures that:

(a)	pertain to the maintenance of records that accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of the Issuer;

(b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that material receipts and expenditures of the Issuer are made only in accordance with authorisations of management and directors of the Issuer; and

(c)	are designed to provide reasonable assurance regarding prevention or timely detection of any unauthorised acquisition, use or disposition of the property or assets of the Issuer that could have a material adverse effect on the Issuer’s financial statements.

Schedule 11

Definitions and Interpretation

1.	Definitions

1.1	In this Deed, the following words and expressions shall have the following meanings:

A1 Ordinary Shares means the A1 ordinary shares with a nominal value of £0.01 each in the capital of the Company as set out in the Purchaser Parties Loan Notes and Stock Component Schedule;

A2 Ordinary Shares means the A2 ordinary shares with a nominal value of £0.01 each in the capital of the Company as set out in the Purchaser Parties Loan Notes and Stock Component Schedule;

Additional Amount means the amount of interest accrued at the rate of three per cent. per annum (with any part year calculated on the basis of the actual number of days elapsed divided by 365 days) compounding annually on £38,711,711 from but excluding 31 December 2017 up to but not including the Closing Date;

Additional Anti-trust Filing has the meaning given in paragraph 2 of Part A of Schedule 5 (Conditions and Approvals);

ADM means the Agenzia delle Dogane e dei Monopoli;

Administrative Agent has the meaning given to that term in the Facilities Agreement;

Affiliate means:

(a)	in the case of a person which is a body corporate, an Associated Company;

(b)	in the case of a person which is an individual, any spouse, civil partner, co-habitee and/or lineal descendants by blood or adoption or any person or persons acting in its or their capacity as trustee or trustees of a trust of which such individual is the settlor;

(c)	any Affiliate of any person in paragraphs (a) and (b) of this definition of Affiliate; and

(d)	any successor entity to the relevant person and any successor entity to any person in paragraphs (a), (b) and (c) of this definition of Affiliate,

provided that (except as otherwise expressly provided in this Deed) Affiliate shall exclude, in relation to Jerseyco, the CVC Entities, any portfolio company of the CVC Entities and/or any of their Affiliates;

AGCC means the Alderney Gambling Control Commission;

Aggregate Issuer Common Share Consideration means an amount equal to the number of Aggregate Issuer Common Shares multiplied by the Base Issuer Common Share Reference Price;

Aggregate Issuer Common Shares means 37,934,054 Issuer Common Shares (subject to adjustment in accordance with clause 6.14);

Agreed Form means, in relation to a document, the form of that document which has been initialled on or after the date of this Deed for the purpose of identification by or on behalf of each of the parties who are a party to that document (in each case with such amendments as may be agreed in writing by or on behalf of each of the parties), in each case as agreed by the relevant parties acting reasonably and in good faith;

Anti-Bribery Law means: (i) the UK Bribery Act 2010; (ii) the US Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations issued thereunder; and (iii) any other relevant law that relates to bribery or corruption;

Anti-trust Approvals means the conditions set out in clauses 3.1(a) and 3.1(b) (inclusive) and the UK CMA Approval;

Articles means the articles of association of the Company from time to time;

Associated Company means any Subsidiaries or a company of which that person is a Subsidiary and any other Subsidiaries of that person, or any entity which manages and/or advises or is managed and/or advised by any such entity, in each case from time to time, and Associated Companies shall have a corresponding meaning;

Base Issuer Common Share Reference Price means CAN$34.31;

B Ordinary Shares means the B ordinary shares with a nominal value of £0.01 each in the capital of the Company as set out in the Purchaser Parties Loan Notes and Stock Component Schedule;

Borrower has the meaning given to that term in the Facilities Agreement;

Borrower Representative has the meaning given to that term in the Facilities Agreement;

British Columbia Licence means a Gaming Services Provider (Class B Supplier) Licence with registration number 237928 issued by the British Columbia Lottery Corporation of the Government of British Columbia on 17 July 2017 to Core Gaming Limited;

Business means the business of the Target Companies as carried on at the date of this Deed;

Business Day means a day, other than a Saturday or Sunday or public holiday in England and Wales and Canada, on which banks are open in London and Toronto for general commercial business;

Business Plan means the business plan of the Target Companies in the Agreed Form;

Business System means any information technology assets, computer hardware and computer systems used or held for use (including software, peripherals, communication links and storage media);

C Ordinary Shares means the C ordinary shares with a nominal value of £0.01 each in the capital of the Company as set out in the Purchaser Parties Loan Notes and Stock Component Schedule;

Canadian Securities Authority means the Ontario Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada;

Cash Component means a Seller’s portion of the Total Cash Consideration (as adjusted, if relevant, pursuant to clause 12.4);

CB Core Share Transfer Documents means: (i) the sale direction; (i) the stock transfer forms; and (ii) the voting powers of attorney, as referred to in the articles of association of Cyan Blue Core Limited and which relate to the transfer of the shares in Cyan Blue Core Limited from the shareholders of Cyan Blue Core Limited (other than Cyan Bidco Limited) to Cyan Bidco Limited;

Closing means completion of the sale and purchase of the Sale Shares and the redemption of the Redemption Instruments, in accordance with the provisions of this Deed;

Closing Cash Amount means an amount in cash equal to:

(a)	the Locked Box Date Cash Amount;

(b)	less the Sellers’ Transaction Costs; and

(c)	plus the Daily Amount;

Closing Date means the date on which, in accordance with clause 6.1, Closing is to occur, except that if for any reason Closing does not occur on that date it means the date on which Closing is proposed to and actually does occur;

Closing Direction Notice has the meaning given in clause 6.14;

Closing Statement has the meaning given in clause 4.2;

Company means Cyan Blue Topco Limited, a private limited liability company incorporated under the laws of Jersey (registered number 116297), whose registered office is at 1 Waverley Place, Union Street, St Helier, Jersey, Channel Islands;

Conditions has the meaning given in clause 3.1;

Confidential Information has the meaning given in clause 20.1;

Connected Persons means (in relation to a person) the officers, employees, agents and advisers of that person or any of its Affiliates;

Convertible Preferred Shares means the convertible preferred shares in the capital of the Issuer, as constituted on the date of this Deed;

Costs means losses, damages, costs (including legal costs) and expenses (including Taxation), in each case of any nature whatsoever;

Covered Person has the meaning given in clause 13.2;

CV Deferred Shares means the redeemable CV deferred shares of nominal value £0.01 each in the capital of the Company;

CV Share Amount means £38,711,711 plus the Additional Amount;

CV Shares means the 100 redeemable Cyan contingent value shares of nominal value £0.01 each in the capital of the Company;

CVC Entities means each of:

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(c)	investment funds or vehicles advised or managed by any of the persons referred to in paragraphs (a) or (b),

excluding, for the avoidance of doubt, any portfolio company of any of the entities listed in paragraphs (a), (b) and/or (c) of this definition of CVC Entities;

Daily Amount means an amount equal to £202,000 multiplied by the number of days between (but excluding) the Locked Box Date and ( including) the Closing Date;

Data Room means the virtual data room administered by Merrill Corporation comprising the documents and other information relating to the Target Companies and the Business;

Data Room USB means a USB copy of the Data Room as at 19 April 2018;

Debt Security means all security, Liens, Guarantees constituted by the Collateral Documents (each as defined in the Facilities Agreement);

Default Interest means interest at LIBOR plus four per cent.;

Deferred Ordinary Shares has the meaning given in the Articles;

Deferred Preference Shares has the meaning given in the Articles;

Deferred Share Amount means the aggregate of the number of Deferred Shares multiplied by £0.01;

Deferred Shares has the meaning given in the Articles;

DJE means the Irish Department of Justice and Equality;

Economic Sanctions Law means any economic or financial sanctions administered by OFAC, the US State Department, the United Nations, the European Union or any member state thereof, or any other national economic sanctions authority;

Employee Benefit Trust means the Sky Betting and Gaming Employee Benefit Trust established on 19 March 2015 for the benefit of current and former employees of the Company, its holding company and its subsidiaries;

Employee Tax Liability has the meaning given in clause 30.2;

Employing Target Company means, in respect of each Individual Seller, his employing Target Company, or the Target Company to which he provides services as a consultant or otherwise;

Excess Issuer Common Share Amount means the number of units of Issuer Common Share by which the number of Aggregate Issuer Common Shares exceeds the Maximum Issuer Common Share Amount;

Exchange Act means the United States Securities Exchange Act of 1934, as amended;

Facilities means the facilities provided to the Borrower under the Facilities Agreement;

Facilities Agreement means the amended and restated credit agreement dated as of 25 February 2015 between, among others, Cyan Blue Holdco 3 Limited as a Borrower, Cyan Blue Holdco 2 Limited, and Barclays Bank PLC as the Administrative Agent, and the other Lenders (as defined therein), as amended as of 15 September 2016 and 2 February 2017, as amended and restated as of 25 August 2017 and as further amended as of 5 March 2018 and as may be amended, modified or amended and restated from time to time;

Financing Sources means the Original Financing Sources and/or the Replacement Financing Sources.

Funds means the loan facilities and/or other debt securities as reflected in the Original Financing Documents or the Replacement Financing Documents;

Gambling Authorities means the ADM, the AGCC, the DJE, the NJDGE, the NTRC, the UKGC, the Danish Gambling Authority, the Isle of Man Gambling Supervision Commission, the Malta Gaming Authority and each other authority referred to in clauses 4.7 and 14.2;

Gambling Authorities Conditions means the Purchaser Gambling Authorities Conditions and the Target Gambling Authority Condition;

Gambling Notifications means the Purchaser Gambling Notifications and the Target Gambling Notifications and the New Jersey Application;

Governmental Entity means any supra-national, national, federal state, provincial municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any merger control, regulatory, importing or other governmental or quasi-governmental authority, including the European Union and any Tax Authority;

Guernsey Leasehold has the meaning given in paragraph 1(u) of Schedule 4;

Hedging Amount means the actual cost and expenses relating to the termination or unwinding of the Hedging Arrangements;

Hedging Arrangements means the hedging arrangements relating to the Facilities;

Hedging Counterparty means Barclays Bank plc, The Royal Bank of Scotland plc and Goldman Sachs International;

Hedging Range means, in relation to termination or unwinding of the Hedging Arrangements on the Closing Date, a conservative range to be provided by the hedging counterparty of the estimated cost or expenses arising in connection with such termination or unwinding (which shall include a best and worst case scenario of that cost);

HMRC means Her Majesty’s Revenue and Customs or any of its successor bodies;

HMRC Enquiry means any enquiry by HMRC into the corporation tax affairs of any Target Company to the extent it relates to a Transfer Pricing Liability;

IFRS means generally accepted accounting principles as set-out in the Canadian Institute of Chartered Accountants Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards at the relevant time applied on a consistent basis;

Individual Sellers’ Account means the account details of the Individual Sellers as tabled in Schedule 3 (Individual Sellers’ Accounts) and as may be amended by notice in writing to the Purchaser, such notice to be provided at least five Business Days before Closing.

Institutional Investor Certification Form means the unsigned Institutional Investor Certification Form in the Agreed Form;

Intellectual Property Rights means all copyrights, domain names, moral rights, trade marks, logos, get-up and trade names and, in each case, the goodwill attaching to them, and any rights or forms of protection of a similar nature and having equivalent or similar effect to any of them which subsist anywhere in the world;

IPR means any and all intellectual property or similar proprietary rights throughout the world, including all patents, patent applications, registered and unregistered trademarks, domain names, registered and unregistered designs and applications and the right to apply for any of the foregoing, registered and unregistered copyrights, neighbouring rights, design rights, topography rights, data and database rights, utility model rights, rights in the nature of copyright, rights in trade names and marks, trade secrets, know-how, proprietary and confidential information and inventions and all other industrial, commercial and intellectual property rights and all other rights or forms of protection having equivalent or similar effect to any of the foregoing arising anywhere in the world;

Issuer Common Shares means the common shares in the capital of the Issuer, as constituted on the date of this Deed, and any securities issued in respect thereof, or in substitution therefor, or otherwise into which such common shares may thereafter be changed (whether as a result of a recapitalisation, reorganisation, redemption, merger, consolidation, business combination, share exchange, shares dividend or other transaction or event);

Issuer CSA Documents means all documents publically filed under the profile of the Issuer on the System for Electronic Document Analysis Retrieval (SEDAR);

Issuer SEC Documents has the meaning given in paragraph 1.24 of Part B of Schedule 10 (Purchaser Parties Warranties);

Issuer Securities has the meaning given in paragraph 1.10 of Part B of Schedule 10 (Purchaser Parties Warranties);

Issuer Warranties means the warranties given by the Issuer pursuant to Part B of Schedule 10 (Purchaser Parties Warranties);

Redacted - contains personal information	Jerseyco Account means the account (and/or such other account(s) as Jerseyco may notify to the Purchaser in writing not later than five Business Days in advance of the relevant payment date);

Jerseyco Ordinary Share Cash Amount means Jerseyco’s Ordinary Percentage of the Total Non-Deferred Share Cash Amount less £38,711,711 less the Additional Amount;

Jerseyco Stock Component Confirmation has the meaning given in clause 6.11(a);

Jerseyco Stock Component Postponement Notice has the meaning given in clause 6.11;

Lawfulness Condition has the meaning given in clause 3.1(g);

Lawfulness Event has the meaning given in clause 3.1(g);

Leakage has the meaning given in Schedule 8 (Leakage);

Leakage Claim means a claim against any Seller under clause 12 (No Leakage Undertaking);

Liability Percentage means each Seller’s pro rata liability, calculated as its Ordinary Percentage of the Total Non-Deferred Share Cash Amount;

LIBOR means the display rate per annum of the offered quotation for deposits in pounds sterling for a period of one month which appears on the appropriate page of the Reuters Screen (or such other page as Principal Sellers and the Purchaser may agree in writing) at or about 11.00 a.m. London time on the date on which payment of the sum under this Deed was due but not paid;

Loan Note Component means, in relation to a Seller, its Ordinary Percentage of the Purchaser Loan Notes, the SGH BV Loan Notes or SGH UA Loan Notes (as applicable);

Loan Note Instrument means the unsecured A loan note instrument dated 19 March 2015 constituting £363,486,478 of £1.00 unsecured A loan notes and £1.00 unsecured A PIK notes due 2055;

Loan Note Redemption Amount means an aggregate amount equal to the “Redemption Amount” (as such term is defined in, and calculated in accordance with, the Loan Note Instrument) in respect of all outstanding Loan Notes;

Loan Notes means the 10 per cent. fixed rate unsecured loan notes issued pursuant to the Loan Note Instrument;

Locked Box Accounts means the consolidated balance sheet and profit and loss account of the Company as at and for the financial period ended on the Locked Box Date;

Locked Box Date Cash Amount means £1,399,088,460;

Locked Box Date means 31 December 2017;

Longstop Date has the meaning given in clause 3.4(a).

Manco & Individual Sellers’ Representative has the meaning given in clause 18.1;

Redacted - contains personal information	Manco Account means the account (and/or such other account(s) as the Manco & Individual Sellers’ Representative may notify to the Purchaser in writing not later than five Business Days in advance of the relevant payment date);

Manco Shareholders’ Deed means the investment and shareholders’ deed relating to Manco and entered into between, amongst others, Manco, the Company, Jerseyco, and Sky on 19 March 2015 as amended and restated from time to time;

material obligation has the meaning given in clause 6.6;

Maximum Issuer Common Share Amount means the number of Issuer Common Shares that is equal to 25 per cent. of the aggregate number of Issuer Common Shares in issue immediately prior to Closing (on an undiluted basis);

NASDAQ means The NASDAQ Stock Market;

New Jersey Application has the meaning given in clause 4.9;

NJDGE means the New Jersey Division of Gaming and Enforcement;

Non-Deferred Shares means the Ordinary Shares and the CV Shares;

NTRC means the Northern Territory Racing Commission of Australia;

OpenBet Agreement means the games licence agreement dated 26 July 2017 between Core Gaming Limited and OpenBet Limited;

Ordinary Percentage means, in relation to each Seller holding Ordinary Shares, the percentage set out opposite its name in column 3 or 4 (as the case may be) of Parts A to D (inclusive) of the Share and Loan Note Schedule;

Ordinary Share Cash Amount means, in relation to each Seller that holds Ordinary Shares other than Jerseyco, that Seller’s Ordinary Percentage of the Total Non-Deferred Share Cash Amount and in relation to Jerseyco, means the Jerseyco Ordinary Share Cash Amount;

Ordinary Shares means the A1 Ordinary Shares, A2 Ordinary Shares, B Ordinary Shares and C Ordinary Shares and for the avoidance of doubt does not include the Deferred Shares;

Original Financing Banks means each of Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Goldman Sachs Lending Partners LLC and Macquarie Capital (USA) Inc. and Macquarie Capital Funding LLC and Morgan Stanley Senior Funding, Inc.;

Original Financing Documents means the commitment letter, with all annexes thereto, (including a form of interim facility agreement) dated on or about the date hereof between, amongst others Original Financing Banks and the Issuer;

Original Financing Sources means the Original Financing Banks or any other persons that at any time commit to provide or otherwise enter into agreements in connection with the Original Financing Documents together with their Affiliates, officers directors, employees, agents, advisors, attorneys, managers, members, general or limited partners, shareholders, controlling persons and other representatives involved in the Original Financing and their successors and assigns;

Outstanding Debt means the aggregate amount (expressed in GBP and USD$) required to be paid by the Target Companies in order to discharge all amounts (as set out in the Pay-Off Letters) outstanding and unpaid under the Facilities as at opening of business in London on the Closing Date (other than the Hedging Amount), including:

(a)	all amounts then outstanding and unpaid, including all amounts of principal and accrued interest thereon (if any) and any amounts outstanding relating to guarantees, letters of credit or other non-cash utilisations (and to cancel the facilities made available thereunder); and

(b)	any break fees and/or repayment or prepayment fees and/or other costs or expenses arising as a result of the repayment and cancellation of such Facilities.

Pay-Off Letters means the letters in the Agreed Form relating to the repayment of the Outstanding Debt and the Hedging Amount;

PAYE is the pay as you earn system under which employers are obliged to deduct income tax and national insurance contributions from an employee’s gross salary and account to HMRC for these amounts;

Payee Party has the meaning given in clause 24.2;

Paying Party has the meaning given in clause 24.2;

Permitted Leakage means the items detailed Schedule 9 (Permitted Leakage);

PIK Notes means the payment in kind notes issued in accordance with the Loan Note Instrument;

Preference Dividend has the meaning given to it in the Articles;

Preference Share Redemption Amount means an aggregate amount equal to the “Redemption Amount”, as such term is defined in, and calculated in accordance with, the Articles, in respect of all of the Preference Shares;

Preference Shares means the preference shares with a nominal value of £0.01 each in the capital of the Company as set out in the Purchaser Parties Loan Notes and Stock Component Schedule;

Principal Sellers means Jerseyco and Sky;

Proposed Transaction means the transaction contemplated by the Transaction Documents;

Purchaser’s Bank Account means such bank account as may be notified by the Purchaser to the Principal Sellers not more than 10 Business Days after the date of this Deed;

Purchaser Australian Gambling Authority Application has the meaning given in paragraph 3(a) of Part B of Schedule 5 (Conditions and Approvals);

Purchaser Australian Gambling Authority Condition has the meaning given in paragraph 1(b) of Part B of Schedule 5 (Conditions and Approvals);

Purchaser Claim means any claim under or for breach of this Deed against any Purchaser Party;

Purchaser Gambling Authorities Conditions means the Conditions set out in paragraph 1 of Part B of Schedule 5 (Conditions and Approvals);

Purchaser Gambling Notifications has the meaning set out in clause 14.2;

Purchaser Group means the Issuer and each of its subsidiary undertakings from time to time and, following Closing, shall include the Target Companies;

Purchaser Loan Note Certificates means the loan note certificates to be issued by the Purchaser to the Sellers in connection with the Purchaser Loan Notes;

Purchaser Loan Note Instrument means the loan notes instrument in the Agreed Form to be issued by the Purchaser;

Purchaser Loan Notes means the loan notes constituted pursuant to the Purchaser Loan Note Instrument in an amount equivalent to the Aggregate Issuer Common Shares;

Purchaser Maltese Gambling Authority Application has the meaning given in paragraph 2(a) of Part B of Schedule 5 (Conditions and Approvals);

Purchaser Maltese Gambling Authority Condition has the meaning given in paragraph 1(a) of Part B of Schedule 5 (Conditions and Approvals);

Purchaser Obligation means any representation, warranty, covenant to pay or undertaking to indemnify given by the Purchaser Parties to the Sellers (or any of them) under this Deed;

Purchaser Parties means the Purchaser, SGH BV, SGH UA and the Issuer;

Purchaser Parties Loan Notes and Stock Component Schedule means: (i) Schedule 2 (Purchaser Parties Loan Notes and Stock Component Schedule); or (ii) to the extent a Revised Purchaser Parties Loan Notes and Stock Component Schedule is delivered in accordance with clause 4.4, the Revised Purchaser Parties Loan Notes and Stock Component Schedule;

Purchaser, SGH BV and SGH UA Warranties means the warranties given by the Purchaser, SGH BV and SGH UA pursuant to Part A of Schedule 10 (Purchaser Parties Warranties);

Records has the meaning given on clause 13.1;

Redemption Amount has the meaning given in clause 2.5;

Redemption Component means:

(a)	in relation to the Loan Notes held by Jerseyco and Sky, the proportion that the principal amount of Loan Notes set out opposite that Seller’s name in Part A or Part B, respectively, of the Share and Loan Note Schedule bears to the aggregate number of Loan Notes in issue at the date of this Deed (expressed as a percentage), multiplied by the Loan Note Redemption Amount;

(b)	in relation to the Preference Shares held by Manco, the Preference Share Redemption Amount;

Redemption Instruments means the Loan Notes and the Preference Shares;

Registration Rights Agreement means the shareholders’ and registration rights agreement, in the Agreed Form;

Relevant Seller has the meaning given in clause 12.4;

Relief means any allowance, credit, deduction, exemption or set off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or any right to or actual repayment of or saving of Tax (including any repayment supplement, fee or interest in respect of Tax), or any credit or other amount payable or paid by a Tax Authority;

Remuneration means the aggregate of salary, bonuses, payments in kind, ex gratia payments, commissions, pension contributions, amounts payable under, or the value of, share options, profit sharing and incentive remuneration schemes and any other benefit flowing to a person or anyone connected with him by reason of that person’s employment, office or directorship in or of any Target Company;

Repayment Notice has the meaning given in clause 4.8;

Replacement Financing has the meaning given in clause 4.12;

Replacement Financing Documents means the Original Financing Documents and any other documents relating to the Replacement Financing;

Replacement Financing Sources means Original Financing Sources or any other persons that at any time commit to provide or otherwise enter into agreements in connection with the Replacement Financing, or alternative financings in connection with the transactions contemplated by this Deed and/or the Transaction Documents, and any commitment letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their Affiliates, officers, directors, employees, agents, advisors, attorneys, managers, members, general or limited partners, shareholders, controlling persons and other representatives involved in the Replacement Financing, and their successors and assigns;

Representatives has the meaning given in clause 20.1;

Reputation Event means any fact, matter, event or circumstance relating to any member of the Purchaser’s Group which may, in Jerseyco’s and/or Sky’s opinion, be reasonably likely to damage the name or reputation of Jerseyco (or any Affiliate of Jerseyco or any CVC Entity) and/or Sky (or any Affiliate of Sky);

Revised Purchaser Parties Loan Notes and Stock Component Schedule has the meaning given in clause 4.4;

Revised Share and Loan Note Schedule has the meaning given in clause 4.4;

Redacted - contains personal information	RF means Richard Flint of

Sale Shares means the Ordinary Shares, the Deferred Shares and the CV Shares;

SEC means the Securities Exchange Commission;

Securities Act means the United States Securities Act of 1933, as amended;

Security Releases means the release and discharge of any Debt Security including any security interest, quasi-security interest or encumbrance, including, any fixed or floating charges, mortgages, assignments, debentures, liens, pledges and all guarantees given by the Target Companies pursuant to the Facilities Agreement, in the Agreed Form;

Seller means any of Jerseyco, Sky, the Individual Sellers and Manco, as the context requires, and Sellers shall mean all of them;

Seller Agreed Leakage Amount has the meaning given in clause 12.4;

Seller Claim means any claim under or for breach of this Deed against any Seller including any claim for breach of the Sellers’ Warranties and any Leakage Claim;

Seller Obligation means any representation, warranty, covenant to pay or undertaking to indemnify given by the Sellers (or any of them) to any Purchaser Party under this Deed;

Seller Related Parties has the meaning given in clause 36.

Sellers’ Transactions Costs means the aggregate amount in pound sterling of the Transaction Costs set out in the Closing Statement;

Sellers’ Warranties means the warranties given by the Sellers pursuant to clause 7 (Sellers’ Warranties);

SGH BV Loan Note Certificates means the loan note certificates to be issued by the Purchaser to the Sellers in connection with the SGH BV Loan Notes;

SGH BV Loan Note Instrument means the loan notes instrument in the Agreed Form to be issued by SGH BV;

SGH BV Loan Notes means the loan notes constituted pursuant to the SGH BV Loan Note Instrument in an amount equivalent to the Aggregate Issuer Common Shares;

SGH UA Loan Note Certificates means the loan note certificates to be issued by SGH UA to the Sellers in connection with the SGH UA Loan Notes;

SGH UA Loan Note Instrument means the loan notes instrument in the Agreed Form to be issued by SGH UA;

SGH UA Loan Notes means the loan notes constituted pursuant to the SGH UA Loan Note Instrument in an amount equivalent to the Aggregate Issuer Common Shares;

Share and Loan Note Schedule means: (i) Schedule 1 (Shares and Loan Notes); until such time (if any) as a Revised Share and Loan Note Schedule is delivered in accordance with clause 4.4, whereupon it means (ii) the Revised Share and Loan Note Schedule;

Shareholders’ Deed means the subscription and shareholders’ deed relating to the Company and entered into between the Company, Jerseyco, Sky, Cyan Blue VLNco Limited, Cyan Blue Holdco 1 Limited, Cyan Blue Holdco 2 Limited, Cyan Blue Holdco 3 Limited, Cyan Blue Holdco 4 Limited, Cyan Bidco Limited and Cyan Blue IPco Limited on 3 December 2014 as amended and restated from time to time;

Redacted - contains personal information	Sky Account means the account of (and/or such other account(s) as Sky may notify to the Purchaser in writing not later than five Business Days in advance of the relevant payment date);

Sky Agreements means:

(a)	the brand licence agreement dated 19 March 2015 between Sky PLC, Sky UK Limited, Sky International AG, Sky Italian Holdings S.P.A and Cyan Blue IPco Limited;

(b)	the advertising services agreement dated 19 March 2015 between Sky UK Limited and Bonne Terre Limited; and

(c)	the commercial relationship agreement dated 19 March 2015 between Sky UK Limited and Bonne Terre Limited;

Sky Bet Brands has the meaning given to that term in the brand licence agreement entered into by Sky plc, Sky UK Limited, Sky International AG, Sky Italian Holdings S.P.A. and Cyan Blue IPco Limited on 19 March 2015.

Sky Brand means any and all trade marks (excluding the Sky Bet Brands) that are owned by any member of the Sky Group from time to time comprising in whole or in part the word “SKY”, in each case together with all Intellectual Property Rights that they contain, including any unregistered rights and any associated devices and logos, copyrights and domain names;

Sky Deed of Variation and Amendment means the deed of variation and amendment in the Agreed Form relating to the Sky Agreements;

Sky Group means: (i) Sky plc; (ii) any direct or indirect subsidiary of Sky plc; and (iii) any company which, following an internal corporate reorganisation affecting Sky plc (excluding any internal corporate reorganisation carried out in the context of, or following, a Takeover of Sky plc): (a) becomes a direct or indirect holding company of Sky plc; and (b) which controls the business or holds the assets currently controlled or held by Sky plc;

Sky Stock Component Confirmation has the meaning given in clause 6.8(a);

Sky Stock Component Postponement Notice has the meaning given in clause 6.8;

Stock Component means, in relation to each Seller, a number of Issuer Common Shares equal to its Ordinary Percentage of the Aggregate Issuer Common Shares;

Stock Component Value means, in relation to each Seller, an amount equal to that Seller’s Stock Component multiplied by the Base Issuer Common Share Reference Price, which as the date of this Deed is set out in in column 6 of the Purchaser Parties Loan Notes and Stock Component Schedule;

Subsidiary has the meaning given to subsidiary undertaking in the Companies Act 2006;

Surviving Provisions means clauses 19 (Announcements), 20 (Confidentiality), 21 (Rights of Rescission or Termination), 23 (Assignment), 27 (Notices), 28 (Conflict with other Agreements), 29 (Whole Agreement), 31 (Waivers, Rights and Remedies), 33 (Amendments), 34 (Invalidity), 35 (Third Party Enforcement Rights), 36 (Non-Recourse), 37 (Governing Law and Jurisdiction) and Schedule 11 (Definitions and Interpretation);

Takeover means the purchase of publicly traded shares of Sky plc resulting in the acquirer becoming a holding company of Sky plc;

Target Companies means the Company and its subsidiary undertakings, and Target Company means any of them;

Target Gambling Authority Condition means the Condition set out in paragraph 1 of Part C of Schedule 5 (Conditions and Approvals);

Target Gambling Notifications has the meaning set out in clause 14.1;

Target Maltese Gambling Authority Application has the meaning given in paragraph 2 of Part C of Schedule 5 (Conditions and Approvals);

Tax or Taxation means all forms of taxation, duties, contributions, levies, impost, customs and other import duties, liability and charge in the nature of tax and all related withholdings or deductions of any kind (including social security contributions or similar obligations) and shall further include payments to a Tax Authority, court or tribunal on account of Tax in each case whether of the United Kingdom or elsewhere in the world whenever imposed and whether chargeable directly or primarily against or attributable directly or primarily to a Target Company or any other person and all fines, penalties, surcharges, charges, cost and interest relating thereto;

Tax Authority means any taxing or other authority (whether within or outside the United Kingdom) competent to impose any liability to Tax, or assess or collect any Tax;

Third Party Debt means any overdraft, acceptance credit or similar facilities, loan stocks, bonds, debentures, notes, debt or inventory financing, finance leases or sale and lease back arrangements, together with forex, interest rate or other swaps, hedging obligations, bills of exchange, recourse obligations on factored debts and obligations under other derivative instruments;

Third Party Right means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above;

TIOPA means the Taxation (International and Other Provisions) Act 2010;

Total Cash Consideration means the Closing Cash Amount and the Redemption Amount;

Total Consideration means the Aggregate Issuer Common Shares and the Total Cash Consideration;

Total Non-Deferred Share Cash Amount has the meaning given in clause 2.1;

Transaction Costs means any professional fees and related costs or expenses paid or agreed to be paid or incurred or owing in connection with the Proposed Transaction or the proposed initial public offering of the Company (or a newly incorporated company for the purposes of such offering) and its Group, in each case, by any Target Company since the Locked Box Date, in each case including any VAT;

Transaction Documents means this Deed, the Shareholders’ and Registration Rights Agreement and any other document in Agreed Form;

Transfer Pricing Liability means any liability for Tax of Cyan Bidco Limited resulting from the application of Part 4 of TIOPA or Part 5 or 6 of the Corporation Tax Act 2009 to any debits arising in the accounting period ending 30 June 2016 in respect of “Unsecured Loan Note A” or “Unsecured Loan Note B” as referred to in the enquiry letter from HMRC to Cyan Bidco Limited dated 9 February 2018.

TSX means the Toronto Stock Exchange;

UK CMA Approval means either conditional or unconditional approval from the United Kingdom’s Competition and Markets Authority under Part 3 of the Enterprise Act 2002 in respect of the Proposed Transaction;

UK Gambling Act means the Gambling Act 2005;

UKGC means the Gambling Commission established under the UK Gambling Act to regulate commercial gambling in the UK;

Unconditional Date has the meaning given in clause 3.3;

VAT means value added tax and any similar sales or turnover tax; and

Warranties means the Sellers’ Warranties and the Purchaser, SGH BV and SGH UA Warranties; and

Working Hours means 9.30 a.m. to 5.30 p.m. in the relevant location on a Business Day.

2.	Interpretation

2.1	In this Deed, unless the context otherwise requires:

(a)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	headings do not affect the interpretation of this Deed;

(c)	the singular shall include the plural and vice versa; and references to one gender include all genders;

(d)	writing includes any methods of representing words in a legible form (other than writing on an electronic or visual display screen) or other writing in non-transitory form;

(e)	references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(f)	references to £ are references to the lawful currency from time to time of England;

(g)	references to USD$ are references to the lawful currency from time to time of the United States of America;

(h)	references to CAN$ are references to the lawful currency from time to time of Canada;

(i)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(j)	references to a time of day is reference to time in London, United Kingdom.

Enactments

2.2	Except as otherwise expressly provided in this Deed, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to: (a) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Deed; (b) any enactment which that enactment re-enacts (with or without modification); and (c) any subordinate legislation (including regulations) made (before or after the date of this Deed) under that enactment, as amended, consolidated or re-enacted as described at (a) or (b) above, except to the extent that any of the matters referred to in (a) to (c) occurs after the date of this Deed and increases or alters the liability of any party.

Schedules

2.3	The Schedules comprise schedules to this Deed and form part of this Deed.

Inconsistencies

2.4	Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.

Several undertakings

2.5	The obligations of each of the Sellers under this Deed are entered into on a several basis and no claim may be made against any Seller in respect of any breach of this Deed by any other Seller.

2.6	The obligations of each of the Purchaser Parties under this Deed are entered into on a several basis and no claim may be made against any Purchaser Party in respect of any breach of this Deed by any other Purchaser Party.

SGH BV and SGH UA

2.7	It is agreed and acknowledged that SGH BV and SGH UA are entering into this Deed for the purposes of the issue of the loan notes pursuant to Part C of Schedule 7 (Closing Arrangements) only.

Currency conversion

2.8	Any amount to be converted from one currency into another currency for the purposes of this Deed shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date. For the purposes of this paragraph 2.6:

(a)	“Conversion Rate” means the spot closing mid-point rate for a transaction between the two currencies in question on the Business Day immediately preceding the Relevant Date as quoted by the Financial Times, UK edition or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted; and

(b)	“Relevant Date” means the date on which a payment is to be made or, in the case of clause 4, the date of delivery of the Closing Statement.

IN WITNESS WHERE OF this Deed has been duly executed by the parties and is intended to be and is hereby delivered on the date first above written.

	EXECUTED and DELIVERED as a DEED for and on behalf of CYAN BLUE JERSEY CO LIMITED, acting by , a director in the presence of:	) ) ) ) )

Witness

Signature:

Name:

Redacted - contains personal information	Address:

	EXECUTED and DELIVERED as a DEED	)
	for and on behalf of	)
	SKY UK LIMITED, by Patrick Ineson, as attorney under a power of	) )
attorney dated 18 April 2018)
	in the presence of:	)

Witness

Signature:

	Name:		TOBY USHER

Address:
Redacted -
contains
personal
information

Redacted - contains personal information	EXECUTED and DELIVERED as a DEED by Richard Flint of

in the presence of:

Witness

Signature:

	Name:	VICKY Green
Redacted -
contains	Address:
personal
information

Redacted - contains personal information	EXECUTED and DELIVERED as a DEED by lan Proctor of

in the presence of:

Witness

Signature:

	Name:	Sonia Perera
Redacted -
contains	Address:
personal
information

Redacted - contains personal information	EXECUTED and DELIVERED as a DEED by Edward Moss of

in the presence of:

Witness

Signature:

	Name:	Caroline Moss

Redacted -	Address:
contains
personal
information

Redacted - contains personal information	EXECUTED and DELIVERED as a DEED by Andrew Burton of

in the presence of:

Witness

Signature:

Name:

Redacted -	Address:
contains
personal
information

Redacted - contains personal information	EXECUTED and DELIVERED as a DEED by Conor Grant of

in the presence of:

Witness

Signature:

	Name:	SARAH FRASER
Redacted -
contains	Address:
personal
information

Redacted - contains personal information	EXECUTED and DELIVERED as a DEED by Timothy Bishop of

in the presence of:

Witness

Signature:

	Name:	SARAH FRASER

Redacted -	Address:
contains
personal
information

Redacted - contains personal information	EXECUTED and DELIVERED as a DEED by Robert Painter of

in the presence of:

Witness

Signature:

	Name:	ELIZABETH BUBY
Redacted -
contains	Address:
personal
information

Redacted - contains personal information	EXECUTED and DELIVERED as a DEED by Toby Bentall of

in the presence of:

Witness

Signature:

	Name:	CLAIRE WHEELER
Redacted -
contains	Address:
personal
information

Redacted - contains personal information	EXECUTED and DELIVERED as a DEED by Scott Yelle of

in the presence of:

Witness

Signature:

	Name:	CLAIRE WHEELER

Redacted -	Address:
contains
personal
information

Redacted - contains personal information	EXECUTED and DELIVERED as a DEED by Martin Allsop of in the presence of:

Witness

Signature:

	Name:	Paul Caulfield

Redacted -	Address:
contains
personal
information

Redacted - contains personal information	EXECUTED and DELIVERED as a DEED by Nathaniel Le Roux of

in the presence of:

Witness

Signature:

	Name:	Florence Vane

Redacted -	Address:
contains
personal
information

Redacted - contains personal information	EXECUTED and DELIVERED as a DEED by Paul Roy of

in the presence of:

Witness

Signature:

Name:

Redacted -	Address:
contains
personal
information

	EXECUTED and DELIVERED as a DEED	)
	for and on behalf of	)
	CYAN BLUE MANCO LIMITED,	)
	acting by , a director	)
	in the presence of:	)

Witness

Signature:

Name:

Redacted -	Address:
contains
personal
information

EXECUTED and DELIVERED as a DEED	)
for and on behalf of	)
STARS GROUP HOLDINGS (UK) LIMITED	)
acting by Guy Templer, a director	)
in the presence of:

Witness

Signature:
Name:		Samirah Haujee

Address:		GIBSON DUNN TELEPHONE HOUSE 2-4 TEMPLE AVENUE LONDON EC4Y 0HB

EXECUTED and DELIVERED as a DEED	)
for and on behalf of STARS GROUP HOLDINGS B.V. acting by its authorised signatory	) ) )

Brian Kyle
Witness

Signature:
Name:		Samirah Haujee

Address:		GIBSON DUNN TELEPHONE HOUSE 2-4 TEMPLE AVENUE LONDON EC4Y 0HB

EXECUTED and DELIVERED as a DEED
for and on behalf of	)
STARS GROUP HOLDINGS	)
COÖPERATIEVE U.A.	)
acting by its authorised signatory	)
Witness	)
Brian Kyle

Signature:

Name:		SIAN WILLIAMS

Address:		2-4 TEMPLE AVENUE LONDON EC4Y 0HB

EXECUTED and DELIVERED as a DEED for and on behalf of THE STARS GROUP INC. acting by Brian Kyle, Chief Financial Officer	) ) ) )